Royal Bank of Canada
Information for Shareholders

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS

FEBRUARY 27, 2004

MANAGEMENT PROXY CIRCULAR

Notice of Annual Meeting of Common Shareholders of Royal Bank of Canada

Date:	Friday, February 27, 2004	Business of the Annual Meeting of Common Shareholders:

Time:	9:30 a.m. (Eastern Standard Time)	(1) Receipt of the financial statements of the Bank for the year ended October 31, 2003 and the auditors’ report on the statements;

Place:	Metro Toronto Convention Centre North Building Constitution Hall 255 Front Street West Toronto, Ontario	(2) Election of directors; (3) Appointment of auditors; (4) Consideration of the shareholder proposals set out in Schedule ‘D’ to the Management Proxy Circular; and

(5) Consideration of any other business, which may be properly brought before the Annual Meeting of Common Shareholders.

By order of the Board of Directors

Jane E. Lawson Senior Vice-President & Secretary January 27, 2004

Important

On January 9, 2004, the record date for the meeting, 656,675,054 Common Shares were outstanding, which corresponds to the number of “eligible votes” as defined in the Bank Act (Canada).

Shareholders who are unable to be present at the Annual Meeting of Common Shareholders are requested to complete and sign the enclosed form of proxy. Please return it promptly in the envelope provided or forward it by facsimile to (416) 263-9524 or toll-free to
1-866-249-7775, so that your shares will be represented whether or not you attend. Proxies should be received at the Toronto office of Computershare Trust Company of Canada, the transfer agent, no later than 5:00 p.m. (Eastern Standard Time) on Wednesday, February 25, 2004 or hand-delivered at the registration table on the day of the meeting prior to the commencement of the meeting.

Dear Shareholder:

The Bank’s Annual Meeting of Common Shareholders will be held at the Metro Toronto Convention Centre, North Building, Constitution Hall, 255 Front Street West, Toronto, Ontario on Friday, February 27, 2004 at 9:30 a.m. (Eastern Standard Time).

At this meeting, we will be voting on a number of important matters. We hope you will take the time to consider the information on these matters set out in this Circular. It is important that you exercise your vote, either in person at the meeting or by completing and sending in your proxy.

We invite you to join us at this meeting. There will be an opportunity to ask questions and meet with management, the Board of Directors and your fellow shareholders.

Yours sincerely,

Guy Saint-Pierre, C.C. Chairman of the Board	Gordon M. Nixon President & Chief Executive Officer

Management Proxy Circular
As of January 5, 2004, except as otherwise provided

This Management Proxy Circular is furnished in connection with the solicitation by the management of Royal Bank of Canada of proxies for use at the Bank’s Annual Meeting of Common Shareholders.

What’s inside

2	Section 1: Voting information

4	Section 2: Business of the meeting

4	Financial statements

4	Election of directors

8	Appointment of auditors

9	Shareholder proposals

10	Section 3: Disclosure of compensation and other information

10	Directors’ remuneration

11	Report on executive compensation

15	Performance graph

15	Officers’ remuneration

23	Indebtedness of directors and officers

24	Additional items

25	Schedule ‘A’: Record of attendance by directors

26	Schedule ‘B’: Change of auditors documents

30	Schedule ‘C’: Statement of corporate governance practices (includes Director Independence Policy)

39	Schedule ‘D’: Shareholder proposals

1   Royal Bank of Canada

SECTION 1: Voting information

Who is soliciting my proxy?

The management of the Bank is soliciting your proxy for use at the Annual Meeting of Common Shareholders.

What will I be voting on?

You will be voting on:

•	election of directors of the Bank (see page 4);

•	appointment of Deloitte & Touche LLP as the Bank’s auditors (see page 8); and

•	shareholder proposals (see page 9).

How will these matters be decided at the meeting?

A simple majority of the votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

How many votes do I have?

Subject to the voting restrictions noted below, you will have one vote for every Common Share of the Bank you own at the close of business on January 9, 2004, the record date for the meeting.

     To vote shares you acquired subsequent to the record date, you must, not later than 10 days before the meeting:

•	request that the Bank add your name to the voters’ list, and

•	produce properly endorsed share certificates or otherwise establish that you own the shares.

Voting restrictions

Shares cannot be voted either in person or by proxy if they are beneficially owned by:

•	the government of Canada or of a province;

•	the government of a foreign country or of any political subdivision of a foreign country;

•	an agency of any of these entities;

•	any person who has acquired a significant interest in any class of shares of the Bank (more than 10% of the class) without the approval of the Minister of Finance; or

•	any person who has a significant interest in any class of shares of the Bank (more than 10% of the class) and who has a significant interest in any class of shares of another widely held bank with equity of $5 billion or more.

In addition, no person and no entity controlled by any person may cast votes in respect of any shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes.

How many shares are eligible to vote?

The number of Common Shares outstanding on January 9, 2004, being equal to the number of “eligible votes” as defined in the Bank Act, is indicated under the heading “Important” in the Notice of Annual Meeting of Common Shareholders.

     To the knowledge of the Bank’s directors and officers, as of January 5, 2004 no person owned or exercised control or direction over more than 10% of the outstanding Common Shares.

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by proxy, as explained below.

     If your shares are held in the name of a nominee, please see the instructions below under the headings “How can a non-registered shareholder vote?” and “How can a non-registered shareholder vote in person at the meeting?”

Voting by proxy

Whether or not you attend the meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed form of proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are directors or officers of the Bank. However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Bank. You may do so by deleting the names printed on the proxy and inserting another person’s name in the blank space provided, or by completing another proper form of proxy.

How will my proxy be voted?

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

     If you have specified on the form of proxy how you want your shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD) then your proxyholder must vote your shares accordingly.

     If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

2   Royal Bank of Canada

SECTION 1: Voting information

Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:
FOR the election as directors of the proposed nominees whose names are set out on the following pages,
FOR the appointment of Deloitte & Touche LLP as auditors,
FOR management’s proposals generally, and
AGAINST the shareholder proposals set out in Schedule ‘D’.

What if there are amendments or if other matters are brought before the meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

     As of the time of printing of this Circular, management is not aware that any other matter is to be presented for action at the meeting. If, however, other matters properly come before the meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the Head Office of the Bank not later than the last business day before the day of the meeting, or to the Chairman of the meeting on the day of the meeting or any adjournment.

Who counts the votes?

Proxies are counted by Computershare Trust Company of Canada, the transfer agent of the Bank.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.

How are proxies solicited?

The Bank’s management requests that you sign and return the form of proxy to ensure your votes are exercised at the meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Bank may also solicit proxies by telephone, in writing or in person. The Bank may also use the services of outside firms to solicit proxies. The cost of proxy solicitation will be paid by the Bank, including the cost of an outside firm, Georgeson Shareholder Communications Canada, Inc., estimated to be approximately $33,000.

How can a non-registered shareholder vote?

If your Common Shares are not registered in your own name, they will be held in the name of a “nominee”, which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure your shares will be voted. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the meeting?

Since the Bank does not have access to the names of its non-registered shareholders, if you attend the meeting, the Bank will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the meeting.

3   Royal Bank of Canada

SECTION 2: Business of the meeting

Financial statements

The consolidated financial statements for the year ended October 31, 2003 are included in the Annual Report, which has been mailed to shareholders with this Circular.

Election of directors

The number of directors to be elected is 17. Each director will be elected to hold office until the next Annual Meeting of Common Shareholders or until such office is earlier vacated. The persons named on the enclosed form of proxy intend to vote for the election of the proposed nominees whose names are set out in the following pages and who are now directors of the Bank.

     The following pages set out the names of proposed nominees for election as directors, together with their age, municipality of residence, year first elected or appointed as a director, principal occupation, other principal directorships and committee memberships. Also indicated for each person proposed as a director, is the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised on January 5, 2004 and, as of the same date, the number of Director Deferred Stock Units credited to the account of the director under the Director Deferred Stock Unit Plan and the number of options held by each director under the Director Stock Option Plan. In November 2002, the Board of Directors discontinued on a permanent basis all further grants of options under the Director Stock Option Plan. See the description of these Plans under “Section 3: Disclosure of compensation and other information” in this Circular. Gordon M. Nixon(1) and Cecil W. Sewell, Jr. did not receive any options under the Director Stock Option Plan. Except where required for qualification as a director of a subsidiary, none of the directors of the Bank holds shares of its subsidiaries. The Board of Directors does not have an executive committee.

     A “Record of attendance by directors” at meetings of the board and its committees during the 12 months ended October 31, 2003 is set out in Schedule ‘A’ to this Circular.

(1)	Options granted to Mr. Nixon under the Stock Option Plan for eligible employees of the Bank are reported under “Officers’ remuneration” in this Circular.

W. Geoffrey Beattie, 43, of Toronto, Ontario, has served on the board of the Bank since May 23, 2001. Mr. Beattie is President and a director of The Woodbridge Company Limited (a holding company) and Deputy Chairman and a director of The Thomson Corporation (a publishing and information company). Prior to April 1998, Mr. Beattie was a partner at the law firm of Tory Tory DesLauriers & Binnington. Mr. Beattie is also a director of Bell Globemedia Inc., Hydro One Inc., the Dean’s Advisory Board of the Joseph L. Rotman School of Management (University of Toronto) and TM Bioscience Corporation, and a Trustee of the University Health Network	Member of the Conduct Review and Risk Policy Committee Member of the Human Resources Committee 500 Common Shares 3,645 Deferred Stock Units 10,000 Options

George A. Cohon, O.C., O.Ont., 66, of Toronto, Ontario, has served on the board of the Bank since June 1, 1988. Mr. Cohon is the Founder and Senior Chairman and a director of McDonald’s Restaurants of Canada Limited (a quick service restaurants company) and Founder and Chairman of McDonald’s in Russia. He is a director of Royal Trust Corporation of Canada, The Royal Trust Company and Astral Media Inc. and several not for profit organizations. He is the founding patron of Ronald McDonald Houses, the founder of Ronald McDonald House Charities in Canada and Russia and Co-Chairman of the Toronto Santa Claus Parade. In the past five years Mr. Cohon served as a director of Loews Cineplex Entertainment Corporation.	Member of the Corporate Governance and Public Policy Committee Member of the Human Resources Committee 10,162 Common Shares 5,213 Deferred Stock Units 18,000 Options

Douglas T. Elix, 55, of Ridgefield, Connecticut, has served on the board of the Bank since August 22, 2000. Mr. Elix is Senior Vice-President and Group Executive of IBM Global Services, IBM Corporation (a computer company). Prior to October 1999, Mr. Elix was General Manager, Americas, IBM Global Services, IBM Corporation.	Member of the Human Resources Committee 5,795 Deferred Stock Units 14,000 Options

4   Royal Bank of Canada

SECTION 2: Business of the meeting

John T. Ferguson, F.C.A., 62, of Edmonton, Alberta, has served on the board of the Bank since April 3, 1990. Mr. Ferguson is Chair of the Board and a director of TransAlta Corporation (an electric generation company), Founder, Chairman of the Board and a director of Princeton Developments Ltd. (a real estate company) and a director or officer of a number of subsidiaries of Princeton Developments Ltd. He is also Chancellor of the University of Alberta, a director of Suncor Energy Inc. and the C.D. Howe Institute and an advisory member of the Canadian Institute for Advanced Research.	Chairman of the Conduct Review and Risk Policy Committee Member of the Audit Committee 5,439 Common Shares 5,937 Deferred Stock Units 18,000 Options

L. Yves Fortier, C.C., Q.C., 68, of Montreal, Quebec, served on the board of the Bank from June 1986 to August 1988. Mr. Fortier was then appointed Ambassador and Permanent Representative of Canada to the United Nations. He returned to the board of the Bank on March 3, 1992. Mr. Fortier is Chairman and a senior partner of the law firm of Ogilvy Renault. He is Chairman of the Board and a director of Alcan Inc. (an aluminum and packaging company), Governor and a director of the Hudson’s Bay Company, a director of Nortel Networks Corporation, Nortel Networks Limited and NOVA Chemicals Corporation and a director and member of several not for profit organizations. In the past five years Mr. Fortier served as a director of DuPont Canada Inc. and TVA Group Inc.	Member of the Conduct Review and Risk Policy Committee 6,634 Common Shares 10,271 Deferred Stock Units 18,000 Options

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C., 60, of Quebec City, Quebec, has served on the board of the Bank since October 1, 1991. Mrs. Gauthier is a senior partner of the law firm of Desjardins Ducharme Stein Monast. She is a director of Royal Trust Corporation of Canada, The Royal Trust Company, Metro Inc., Rothmans Inc. and TransCanada PipeLines Limited. She is also the Chairman of the Security Intelligence Review Committee, President of Foundation Maison Michel Sarrazin and President of the Institut Québécois des Hautes Études Internationales (Laval University). In the past five years Mrs. Gauthier served as a director of Celanese Canada Inc.	Member of the Conduct Review and Risk Policy Committee Member of the Human Resources Committee 7,575 Common Shares 7,496 Deferred Stock Units 18,000 Options

Jacques Lamarre, 60, of Montreal, Quebec, was appointed to the board of the Bank on September 23, 2003. Mr. Lamarre is President and Chief Executive Officer and a director of SNC-Lavalin Group Inc. (an engineering and construction company). Mr. Lamarre is Chair of the Board of Directors of the Conference Board of Canada and a director of Canadian Pacific Railway Limited. He is also a member of the Canadian Council of Chief Executives, the World Economic Forum, the Engineering Institute of Canada and several other not for profit organizations.	Member of the Conduct Review and Risk Policy Committee 6,000 Common Shares 292 Deferred Stock Units

Brandt C. Louie, F.C.A., 60, of West Vancouver, British Columbia, has served on the board of the Bank since November 20, 2001. Mr. Louie is President and Chief Executive Officer and a director of H.Y. Louie Co. Limited (a food retail distribution company) and Chairman and Chief Executive Officer and a director of London Drugs Limited (a drug retail distribution company). Mr. Louie is also Vice-Chairman and a director of IGA Canada Limited (a franchising company), Chairman of the Board and a director of Slocan Forest Products Ltd. (a paper and forest products company) and a director and member of several not for profit organizations. In the past five years Mr. Louie served as a director of The Canada Life Assurance Company and as Chairman and director of the British Columbia Lottery Corporation.	Member of the Conduct Review and Risk Policy Committee Member of the Corporate Governance and Public Policy Committee 8,608 Common Shares 3,140 Deferred Stock Units 10,000 Options

5   Royal Bank of Canada

SECTION 2: Business of the meeting

J. Edward Newall, O.C., 68, of Calgary, Alberta, has served on the board of the Bank since September 5, 1984. Mr. Newall is Chairman of the Board and a director of NOVA Chemicals Corporation (a chemicals and plastics company). He is also Chairman of the Board and a director of Canadian Pacific Railway Limited (a transportation company) and a director of Alcan Inc. and Maple Leaf Foods Inc. In the past five years Mr. Newall served as a director of BCE Inc., Bell Canada, Canadian Pacific Limited and Rio Algom Limited.	Member of the Audit Committee 37,372 Common Shares 7,701 Deferred Stock Units 18,000 Options

Gordon M. Nixon, 46, of Toronto, Ontario, has served on the board of the Bank since April 1, 2001. Mr. Nixon has been President and Chief Executive Officer of the Bank since August 1, 2001. Mr. Nixon is a member of the Board of Trustees for the Hospital for Sick Children, a director of the Institute of International Finance, a governor of Branksome Hall, and past Chairman of the United Way of Greater Toronto Campaign. He is also a member of the Canadian Council of Chief Executives and serves as co-chair of that Council’s committee on national policy.	210,081 Common Shares(1) 53,367 Deferred Share Units(2)

David P. O’Brien, 62, of Calgary, Alberta, has served on the board of the Bank since May 7, 1996. Since April 2002, Mr. O’Brien has been the Chairman of the Board and a director of EnCana Corporation (an oil and gas company). From October 2001 to April 2002, Mr. O’Brien was Chairman and Chief Executive Officer of PanCanadian Energy Corporation (an oil and gas company) which merged with Alberta Energy Company Ltd. in April 2002 to form EnCana Corporation. Prior to October 2001, he was Chairman, President and Chief Executive Officer of Canadian Pacific Limited. Mr. O’Brien is also a director of Fairmont Hotels & Resorts Inc., Inco Limited, Molson Inc., TransCanada PipeLines Limited and the C.D. Howe Institute. In the past five years Mr. O’Brien served as a director of Air Canada, Westburne Inc. and a number of subsidiaries of Canadian Pacific Limited.	40,061 Common Shares 18,000 Options (3)

Charlotte R. Otto, 50, of Cincinnati, Ohio, has served on the board of the Bank since November 21, 2000. Ms. Otto is the Global External Relations Officer of The Procter & Gamble Company (a consumer products manufacturing and marketing company). Ms. Otto is a member of the Arthur Page Society, Chair of Downtown Cincinnati, Inc. and of the Cincinnati Playhouse in the Park, Vice-Chair of the Greater Cincinnati Chamber of Commerce and a member of the Port of Greater Cincinnati Development Authority.	Member of the Corporate Governance and Public Policy Committee 500 Common Shares 5,477 Deferred Stock Units 14,000 Options

Robert B. Peterson, 66, of Toronto, Ontario, has served on the board of the Bank since September 10, 1992. Mr. Peterson is retired Chairman and Chief Executive Officer of Imperial Oil Limited (an integrated petroleum company). He is a life member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, and a director of a not for profit organization. In the past five years Mr. Peterson served as a director of Fording Inc. and Imperial Oil Limited.	Chairman of the Audit Committee Member of the Human Resources Committee 7,530 Common Shares 11,015 Deferred Stock Units 18,000 Options

(1)	Includes 139,692 Deferred Shares under the Performance Deferred Share Program. See the description of the Program under “Report on executive compensation” in this Circular.

(2)	Represents Deferred Share Units under the Deferred Share Unit Plan for executive officers of the Bank. See the description of the Plan under “Report on executive compensation” in this Circular.

(3)	Mr. O’Brien served as Chairman of the Human Resources Committee and a member of the Corporate Governance and Public Policy Committee until May 29, 2003.

6   Royal Bank of Canada

SECTION 2: Business of the meeting

J. Pedro Reinhard, 58, of Midland, Michigan, has served on the board of the Bank since May 18, 2000. Mr. Reinhard is Executive Vice-President and Chief Financial Officer and a director of The Dow Chemical Company (a science and technology company). He is also a director of The Coca-Cola Company, the Dow Corning Corporation and Sigma-Aldrich Corporation.	Member of the Audit Committee 7,443 Deferred Stock Units 14,000 Options

Cecil W. Sewell, Jr., 57, of Raleigh, North Carolina, has served on the board of the Bank since July 11, 2001. Mr. Sewell is Chairman Emeritus and a director of RBC Centura Banks, Inc. Mr. Sewell is also a director of RBC Centura Bank, Global Transpark Foundation, Inc., Federal Reserve Bank of Richmond, Charlotte Branch, and North Carolina Community College Foundation.	225,030 Common Shares(1) 112,428 Options(2)

Kathleen P. Taylor, 46, of Toronto, Ontario, has served on the board of the Bank since November 20, 2001. Ms. Taylor is the President, Worldwide Business Operations of Four Seasons Hotels Inc. (a hotel and resort management company). Ms. Taylor is a member of The World Travel & Tourism Council, Co-Chair of the Industry Real Estate Financing Advisory Council of the American Hotel and Motel Association, and a member of the International Advisory Council of the Schulich School of Business (York University, Toronto). In the past five years Ms. Taylor served as a director of The T. Eaton Company Limited.	Member of the Audit Committee 950 Common Shares 3,187 Deferred Stock Units 10,000 Options

Victor L. Young, O.C., 58, of St. John’s, Newfoundland, has served on the board of the Bank since April 2, 1991. From 1984 until May 2001, Mr. Young served as Chairman and Chief Executive Officer of Fishery Products International Limited (a frozen seafood products company). Mr. Young is a director of Aliant Inc., BCE Inc., Imperial Oil Limited and McCain Foods Group Inc. He is also Chairman of the “Give to Feel Good” fundraising campaign for healthcare in Newfoundland and Labrador. In the past five years Mr. Young served as a director of Fishery Products International Limited.	Member of the Audit Committee 6,958 Common Shares 4,528 Deferred Stock Units 18,000 Options

(1)	Includes 14,308 Deferred Shares under the Performance Deferred Share Program. See the description of the Program under “Report on executive compensation” in this Circular.

(2)	Represents options granted to Mr. Sewell, concurrent with the acquisition of Centura Banks, Inc., and options granted under the Stock Option Plan for employees of the Bank and subsidiaries.

7   Royal Bank of Canada

SECTION 2: Business of the meeting

Appointment of auditors

During 2003, the Audit Committee conducted a review of the Bank’s audit requirements, including the practice of using two firms of auditors. At its July 2003 meeting, the Audit Committee recommended that the Bank begin a process for the selection of a single auditing firm to be appointed as auditors of the Bank. The firms of Deloitte & Touche LLP and PricewaterhouseCoopers LLP, which were appointed by the shareholders on February 28, 2003, as well as KPMG LLP and Ernst & Young LLP were asked to submit proposals for consideration by the Audit Committee.

     On September 23, 2003, the Bank announced that PricewaterhouseCoopers LLP had resigned as one of the Bank’s two auditing firms because it had undertaken non-audit services that may not be permitted under recently revised U.S. auditor independence rules. Deloitte & Touche LLP, the Bank’s other auditing firm, confirmed to the Audit Committee and the Board of Directors that it would be able to complete the Bank’s 2003 audit on schedule.

     Copies of the Bank’s notice of change of auditors and letters from Deloitte & Touche LLP as the Bank’s continuing auditors, and PricewaterhouseCoopers LLP, as the Bank’s resigning auditors, were filed with Canadian securities regulatory authorities and the Toronto Stock Exchange and are reproduced in Schedule ‘B’ to this Circular.

     The Bank and PricewaterhouseCoopers LLP confirmed that during the then current financial year and the two prior financial years, there were no disagreements, unresolved issues or consultations relating to the audits conducted by PricewaterhouseCoopers LLP.

     After a thorough and comprehensive review of proposals submitted, the Board of Directors, upon the recommendation of the Audit Committee, is recommending that shareholders appoint Deloitte & Touche LLP as sole auditors of the Bank, to hold office until the next Annual Meeting of Common Shareholders.

Auditors’ fees

Deloitte & Touche LLP has served as one of the Bank’s auditing firms for the previous six years and, as noted above, became the Bank’s sole auditor in 2003. Fees payable for the years ended October 31, 2003 and October 31, 2002 to Deloitte & Touche LLP and its affiliates are $22.0 million and $12.6 million. Fees payable to auditors in 2003 and 2002 are detailed below.

	Year ended	Year ended	Year ended	Year ended
	October 31, 2003	October 31, 2002	October 31, 2002	October 31, 2002

		Total Deloitte & Touche LLP and
($Millions)	Deloitte & Touche LLP	PricewaterhouseCoopers LLP	Deloitte & Touche LLP	PricewaterhouseCoopers LLP

Audit fees	$14.8	$12.2	$6.4	$5.8
Audit-related fees	1.5	5.6	1.3	4.3
Tax fees	1.4	2.0	1.0	1.0
All other fees	4.3	12.1	3.9	8.2

	$22.0	$31.9	$12.6	$19.3

PricewaterhouseCoopers LLP also served as one of the Bank’s auditing firms until September 23, 2003. Up to its resignation on September 23, 2003 fees payable to PricewaterhouseCoopers LLP and its affiliates were approximately $10.0 million. For 2003, fees payable to Deloitte & Touche LLP and PricewaterhouseCoopers LLP were $32.0 million in total. The fees for 2002 have been reclassified consistent with the categories and reporting for 2003.

     The nature of each category of fees is described below.

Audit fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Bank’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above. These services consisted of: special attest services as required by various government entities; reporting on the effectiveness of internal controls as required by contract or for business reasons including the reporting on internal controls for pension custody clients; accounting consultations and special audits in connection with acquisitions; the audit of the financial statements of the Bank’s various pension plans and charitable foundation; the audits of various trusts and other entities as required in connection with the securitization of credit cards and mortgage loans; and the audit of certain special purpose vehicles relating to complex structured products.

8   Royal Bank of Canada

SECTION 2: Business of the meeting

Tax fees

Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of original and amended tax returns, assistance with questions regarding tax audits, the preparation of employee tax returns under the Bank’s expatriate tax services program and assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, goods and services tax and value added tax).

All other fees

Fees disclosed in the table on page 8 under the item “All other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above. These services consisted of:

•	business recovery services where the auditor: acts as privately appointed receiver and manager pursuant to the terms of a security instrument held by the Bank or a syndicate of banks; conducts a business review of a debtor on behalf of the Bank pursuant to the terms of an engagement letter which is entered into with the Bank and agreed to by the debtor; and acts as monitor under private appointment which may be subject to an appointment by the Bank or the debtor; and

•	French translation of: the annual consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2003; interim consolidated financial statements and quarterly reports to shareholders; financial information included in the annual information form, prospectuses and other offering documents; certain newsletters and other press releases related to the payment of dividends; and certain sections of the Annual Report.

Pre-approval policies and procedures

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The Audit Committee has adopted a policy that prohibits the Bank from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services.

Shareholder proposals

Set out in Schedule ‘D’ to this Circular are the shareholder proposals that have been submitted for consideration at the Annual Meeting of Common Shareholders.

     The final date for submission of proposals by shareholders to the Bank for inclusion in the Proxy Circular in connection with next year’s Annual Meeting of Common Shareholders will be November 29, 2004.

9   Royal Bank of Canada

SECTION 3: Disclosure of compensation and other information

Directors’ remuneration

Directors who are also officers of the Bank or its subsidiaries receive no remuneration as directors.

     Annual retainers and attendance fees were paid to other members of the Board of Directors on the following basis during the year ended October 31, 2003:

(i)	annual board retainer	$30,000
(ii)	annual retainer for Audit Committee chairperson	$20,000	(1)
(iii)	annual retainer for chairpersons of other board committees (excluding regional director committees)	$10,000
(iv)	annual retainer for members of Audit Committee (excluding committee chairperson)	$6,000	(2)
(v)	annual retainer for members of other board committees (excluding committee chairpersons and regional director committees)	$3,000
(vi)	each board or committee meeting attended (except as otherwise indicated below)	$1,500
(vii)	each regional director committee meeting attended (to a maximum of two)	$1,000
(viii)	Chairman of the Board — additional annual retainer	$275,000
(ix)	dedicated annual retainer: each director receives Bank Common Shares or Director Deferred Stock Units with a value of $70,000 (see below)

In order to provide competitive compensation and recognize the increasing complexity of the Bank’s operations, the Bank’s aim is to set director compensation at a level comparable to the top 25% of the country’s largest corporations and financial institutions.

     Consistent with the foregoing, the fee for each board meeting attended will be increased to $2,000, effective March 1, 2004.

     Starting March 1, 2004, in light of increased duties and responsibilities, the retainer paid to the chairperson of the Audit Committee will be increased to $50,000 per year.

     All board fees are paid to all directors in Canadian dollars.(3) Directors are reimbursed for transportation and other expenses incurred for attendance at board and committee meetings.

Share ownership guideline

Directors are required to hold Bank Common Shares or Director Deferred Stock Units (“DDSUs”) with a value of not less than $300,000. Directors are expected to reach this level within five years.

Dedicated annual board retainer

On March 1, 2003, in addition to the regular annual board retainer of $30,000, a dedicated annual board retainer in the amount of $70,000 was introduced. At the option of each director, this dedicated annual board retainer is received either in Bank Common Shares purchased under the Director Share Purchase Plan (described below) or in DDSUs under the Director Deferred Stock Unit Plan (described below). This dedicated annual board retainer was implemented in connection with the discontinuation of grants of options to directors under the Director Stock Option Plan (described below). The dedicated annual board retainer will continue to be invested as described above even after a director reaches the minimum share ownership level under the share ownership guideline. Directors are required to retain until their retirement from the board all Bank Common Shares acquired with the dedicated annual board retainer.

Director Share Purchase Plan

The Director Share Purchase Plan allows directors to have the entire amount, or a portion, of their basic board fees paid by way of Bank Common Shares. In addition, where a director has so elected, the dedicated annual board retainer is paid by way of Bank Common Shares under the Director Share Purchase Plan. All administration costs as well as any brokerage fees associated with the purchase and registration of Bank Common Shares are paid by the Bank.

(1)	The retainer paid to the chairperson of the Audit Committee was increased to $20,000 from $10,000, with effect from March 1, 2003.

(2)	The retainer paid to members of the Audit Committee was increased to $6,000 from $3,000, with effect from March 1, 2003.

(3)	Prior to March 1, 2003, foreign directors were paid the same face amounts in U.S. dollars.

10   Royal Bank of Canada

SECTION 3: Disclosure of compensation and other information

Director Deferred Stock Unit Plan

Under the Director Deferred Stock Unit Plan, directors may receive 50% or 100% of their basic board fees, and may receive 100% of their dedicated annual board retainer, in the form of DDSUs. Each DDSU has an initial value equal to the market value of a Bank Common Share at the time the DDSUs are credited to the directors. The value of a DDSU, when converted to cash, is equivalent to the market value of a Bank Common Share at the time the conversion takes place. DDSUs attract dividends in the form of additional DDSUs at the same rate as dividends on Bank Common Shares. In fiscal 2003 an amount of $1,380,920 in directors’ fees was deferred by directors and invested in DDSUs. A director cannot convert DDSUs to cash until the director ceases to be a member of the board.

Director Stock Option Plan

On November 19, 2002, the Board of Directors discontinued on a permanent basis all further grants of options under the Director Stock Option Plan. The exercise price for options was set at the market value of the Bank Common Shares at the time of grant. Options granted under the Plan may be exercised for a period of 10 years from the date of the grant, subject to termination at an earlier date upon the retirement from the board or death of their holder. Outstanding options granted prior to the Plan’s suspension on November 19, 2002 remain in effect with no amendments. Retention guidelines are applicable to Bank Common Shares acquired on the exercise of options. Directors who exercise options under the Director Stock Option Plan are required to retain ownership until their retirement from the board of a number of Bank Common Shares that corresponds to one-half of realizable gain after costs of exercise and imputed taxes on each exercise of options.

Alignment of interests

The Board of Directors believes that the share ownership guideline of $300,000, the dedicated annual board retainer to be invested in Bank Common Shares or DDSUs and requirements for directors to retain until retirement all Bank Common Shares acquired with the dedicated annual board retainer, as well as a portion of Bank Common Shares acquired upon the exercise of options, will result in an alignment of the interests of members of the Board of Directors with those of shareholders.

Report on executive compensation

Overview

Compensation is one of the primary tools used by the Bank to attract, retain and motivate employees with the skills and commitment needed to enhance shareholder value. This is particularly true for the most senior Bank officers, who have a significant influence on corporate performance.

The Human Resources Committee (the “Committee”) of the Board of Directors reviews overall compensation policies and makes recommendations to the Board of Directors on compensation for senior Bank officers. This review includes the Chief Executive Officer and senior officers of the Bank, including those whose compensation is set forth under the summary compensation table. In this document, such officers are referred to as the “Named Executive Officers” of the Bank.

     The Committee consists of six directors who are neither officers nor former officers of the Bank. The board as a whole reviews the recommendations of the Committee and gives final approval on compensation matters for senior Bank officers as well as on major policy changes related to remuneration. To ensure that the Bank provides competitive compensation to its senior officers, the Committee reviews information from external compensation advisors and the compensation practices at 20 widely held companies in Canada, including major Canadian banks, and at U.S. financial institutions with comparable breadth of operations and market capitalization.

The compensation package for senior Bank officers has three components:

•	Base salary and benefits

•	Annual Incentive Program

•	Mid-Term and Long-Term Incentive Programs

Base salary and benefits generally correspond to the average of the salary and benefits range paid by the group of companies with which the Bank compares itself. Both annual incentive programs and mid- and long-term incentive programs are broadly designed to produce awards in the top 25% of similar awards by comparative companies when the Bank has strong performance as measured against its plan and the competition. In each case, subject to performance, the awards are based on prevailing market practices. The Committee does not aim to achieve any pre-determined weighting.

11   Royal Bank of Canada

SECTION 3: Disclosure of compensation and other information

     In addition, the Committee assesses individual performance and retains a significant amount of discretion in setting the amounts of the three components of compensation for each Named Executive Officer. These amounts are established on the basis of recommendations by the Chief Executive Officer for the other Named Executive Officers, and on the basis of the Committee’s and the board’s assessment of the Chief Executive Officer’s performance.

     The Committee bases its long-term incentive award decisions on prevailing market practice, subject to Bank performance, without factoring in the number of outstanding options, the in-the-money value of outstanding options, or number of performance deferred shares that a senior Bank officer holds.

Base salary

Each year, the Committee reviews the individual salaries of the Named Executive Officers and if needed makes adjustments to reflect individual performance, responsibility and experience, as well as the contribution expected from each officer.

Annual Incentive Program

The Bank believes incentive pay rewards employees for their contribution to their business or functional unit’s performance and the Bank’s overall performance. The diversity of the Bank’s businesses and functional units and the differences in the key performance drivers result in different measures for each business or functional unit but a key component of an employee’s annual incentive pay remains the Bank’s overall performance.

     Two benchmarks are used in awarding incentives under the Bank’s Annual Incentive Program: achievement of targets for return on equity (“ROE”) by the Bank during the fiscal year; and, the earnings per share achieved during the fiscal year compared to earnings per share achieved by 15 North American financial institutions with which the Bank competes. Annually the Committee and Board of Directors determine a threshold level of ROE that must be achieved for employees to receive a payment from the Bank’s Annual Incentive Program.

     The actual annual incentive for a Named Executive Officer is based on individual contribution reviewed against a variety of factors including business results, judgment, managerial performance, and overall contribution to the Bank’s success. The Committee and the Board of Directors, at their discretion, may also further adjust the amount of the incentive bonus. The 2003 annual incentive for each Named Executive Officer was based on the Committee’s assessment of their achievement of the personal and business factors mentioned above.

Stock ownership

To align the interests of senior Bank officers and employees with the interests of shareholders, the Bank encourages stock ownership and demonstrates this commitment by paying a significant portion of senior Bank officer compensation through stock-based compensation programs (performance deferred shares, deferred share units, and stock options) and provides eligible employees with the opportunity to own stock through the Bank’s savings and share ownership plans. Approximately 80% of employees own Bank Common Shares.

     The Bank requires all senior Bank officers to own Bank Common Shares, including deferred share units (“DSUs”) and regular and performance Deferred Shares, proportionate to the individual’s compensation and position. The minimum stock ownership guidelines are a multiple of either the last three years’ average base salary or the last three years’ average base salary and annual incentive payments, depending on the position. The guidelines are as follows: Chief Executive Officer (“CEO”) — 6.0 times last three years’ average base salary; RBC Capital Markets CEO, Mr. C.M. Winograd — 2.0 times last three years’ average base salary and annual incentive payments; other Group Management Committee members, including the other Named Executive Officers — 4.0 times last three years’ average base salary; and other Bank officers — from 1.0 times to 2.25 times last three years’ average base salary. Bank officers are given three years to achieve these minimum stock holdings and new officers are given five years.

Deferred Share Unit Plan

The purpose of the Deferred Share Unit Plan is to strengthen the alignment of interests between senior Bank officers and shareholders by linking annual incentive awards to the future value of Bank Common Shares. Under the Plan, each participant may elect to receive all or a percentage (0%, 25%, 50%, 75% or 100%) of his or her annual incentive bonus in the form of DSUs.

     A participant must make an irrevocable election to take part in the Plan prior to the beginning of the fiscal year. When bonus awards are determined at the end of the fiscal year, the amount elected is converted to DSUs based on the five-day average market price of Bank Common Shares at the end of that fiscal year.

     DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on Bank Common Shares. The participant is not allowed to convert the DSUs until retirement, permanent disability or termination of employment. The cash value of the DSUs is equivalent to the market value of Bank Common Shares when conversion takes place.

12   Royal Bank of Canada

SECTION 3: Disclosure of compensation and other information

Mid-term and long-term incentive programs

Stock Option Plan

The Bank’s Stock Option Plan approved by shareholders on January 27, 1994 provides employees with an incentive to enhance shareholder value by providing participants with a form of compensation which is tied to increases in the market value of Bank Common Shares. Options are granted by the Committee to eligible employees, including the CEO and the other Named Executive Officers. In November 2001, with the introduction of the Performance Deferred Share Program, the Bank reduced the size of its option grants. In November 2003, the Bank reduced participation in its option grants by approximately 70%, limiting participation to senior executives.

     In fiscal 2002, the CEO, the other Named Executive Officers, and the other Group Management Committee members agreed that for a
12-month period following each exercise of stock options, they would hold Bank Common Shares with a value equivalent to the after-tax gain realized through the exercise of the options.

     Between November 29, 1999 and June 5, 2001, grants of options under the Bank’s Stock Option Plan were accompanied by tandem stock appreciation rights (“SARs”). Under SARs, participants could choose to exercise a SAR instead of the corresponding option. When a SAR is exercised, the participant receives a cash payment equal to the difference between the closing price of Bank Common Shares and the exercise price of the option. The CEO and the other Named Executive Officers have voluntarily forfeited their SARs, and since November 2001, option grants have not been accompanied by SARs.

     Effective 2003, the Bank enhanced its disclosure of stock option costs by commencing to expense stock options in its financial statements.

Performance Deferred Share Program

The Performance Deferred Share Program is intended to increase alignment between the interests of participants and shareholders by enhancing opportunities for share ownership and by rewarding participants for the relative performance of the Bank versus North American financial institutions with which it competes.

     Each award of Deferred Shares under this Program is made up of 50% regular Deferred Shares and 50% performance Deferred Shares. At the time the shares vest, which is three years from the grant date, the performance Deferred Share component of the award can remain the same or be increased or decreased depending on the Bank’s total shareholder return compared to 15 North American financial institutions.

     If at the time of vesting the Bank’s total shareholder return (“TSR”) is in the top third, participants may receive a cash payment equal to 50% of the then market value of the performance Deferred Share component of the Program. If at time of vesting, the Bank’s TSR is in the bottom third, the number of shares the participant was awarded under the performance Deferred Share component of the Program may be reduced by 50%. For awards granted in 2004 the comparator group is being expanded to 20 North American financial institutions and the performance deferred share component may be increased at the time of vesting by 25% or 50% or decreased by 25% or 50% depending on whether the Bank’s TSR is in the top, second, third or bottom quartile.

     As of October 31, 2003, the TSR for awards granted on January 17, 2003 was in the top third and the TSR for awards granted on January 14, 2002 was in the middle third.

North American Compensation Program

With the Bank’s expansion in the United States, the Committee recognized the need from time to time to align the compensation of selected senior Bank officers more closely to general trends in North America. In March 2001, it approved a special medium-term North American Compensation Program for some officers, including the following Named Executive Officers: Messrs. G.M. Nixon, M.J. Lippert and J.T. Rager. No awards have been made under this program since 2001.

     The awards made in 2001 under this Program were converted into share units equivalent to Bank Common Shares. The share units vest over a three-year period in equal installments of one-third per year. The units have a value equal to the market value of Bank Common Shares on each vesting date and are paid in either cash or Bank Common Shares at the option of the Bank.

Chief Executive Officer’s compensation

The Committee assesses the overall performance of the CEO on the basis of his contribution to:

•	the financial performance of the Bank compared to specific objectives and targets established at the beginning of each fiscal year;

•	the strategic positioning of the Bank for profitable growth and success;

•	the risk profile and credit quality of the Bank;

•	the leadership of the organization;

•	the management of succession plans to provide continuity of leadership positions, including that of the CEO; and

•	the quality of the Bank’s relationships with shareholders, customers, employees, governments and communities.

13   Royal Bank of Canada

SECTION 3: Disclosure of compensation and other information

The Committee’s objective is to provide competitive compensation for the CEO based on performance.

     Consistent with the benchmarking described above for base salary and benefits, Mr. G.M. Nixon’s base salary was established at $1,200,000 commencing January 1, 2003.

     The Committee’s assessment of Mr. G.M. Nixon’s performance over the past fiscal year included the following performance highlights:

•	refocused organization on growth through development of client-focused vision while maintaining cost discipline;

•	defined cross-enterprise leverage as distinctive organization advantage at both client and operational levels;

•	steered RBC through a difficult economic environment maintaining attention on sustainable growth through higher quality assets and competitive product offerings; and

•	sound risk management practices.

In recognition of Mr. G.M. Nixon’s performance, the Committee set the annual incentive for the year ended October 31, 2003 at $2,200,000. Mr. G.M. Nixon elected to defer 25% of this annual incentive amount under the Bank’s Deferred Share Unit Plan which translated into 8,562 DSUs based on an average market price of Bank Common Shares at the end of the 2003 fiscal year of $64.23.

     On November 25, 2002 Mr. G.M. Nixon was granted options covering 176,660 Bank Common Shares and, under the Performance Deferred Share Program run in conjunction with the Stock Option Plan of the Bank, Mr. G.M. Nixon was awarded 51,230 Deferred Shares which were granted on January 17, 2003 at a price of $58.57.

RBC Capital Markets

In establishing compensation for senior officers at this Bank business unit, the Committee uses as a benchmark the average base salaries paid to senior executive officers of comparable financial institutions who hold similar positions. These market levels are used to determine the base salary and benefits for Mr. C.M. Winograd, Vice-Chairman of the Bank and Chief Executive Officer of RBC Capital Markets.

     Mr. C.M. Winograd and other eligible employees of RBC Capital Markets participate in incentive programs that are linked principally to the profitability of RBC Capital Markets and the Bank’s overall performance. These programs reflect general compensation practices in the investment industry. Individual bonuses are based on the performance of the business unit and the employee’s personal contribution to its success. The incentive programs also include a deferral component. Eligible employees are required to defer between 20% to 30% of their salary and incentives in excess of $300,000, US$200,000 or £165,000, depending on the employee’s currency of remuneration. The deferred component is paid out in equal installments over a three-year period, and its value is linked to the performance of Bank Common Shares over the same period.

RBC Dain Rauscher

Eligible employees of RBC Dain Rauscher participate in incentive programs linked principally to the profitability of RBC Dain Rauscher and the Bank’s overall performance. These programs reflect the compensation practices of the U.S. investment industry. Individual bonuses are based on the performance of RBC Dain Rauscher and the employee’s contribution to those results. The incentive program also includes a deferral component for senior officers. Key contributors are required to defer between 10% and 20% of their salary and annual incentive bonus in excess of US$100,000. The amount deferred is matched with a company contribution that varies with RBC Dain Rauscher performance, and which can range from 15% to 50% of the amount deferred. In 2003, while employed by RBC Dain Rauscher, Mr. P. Armenio was required to defer 14% of his salary and bonus in excess of US$100,000 and the company matched 30% of the amount deferred. All mandatory deferred amounts and matching contributions are subject to vesting provisions.

Summary

The Committee is responsible for ensuring that overall compensation reflects the Bank’s desired compensation principles and its financial performance. The Chairman of the Committee has direct access to external compensation advisors. The Committee makes recommendations to the Board of Directors, which has final approval on compensation matters for senior Bank officers and major policy changes.

     It is the view of the Committee that executive compensation levels are appropriate for the size of the Bank, the scope of business managed and the level of profits generated for shareholders.

The Committee members are as follows:

G. Saint-Pierre, C.C., Chairman
W.G. Beattie
G.A. Cohon
D.T. Elix
P. Gauthier, P.C., O.C., O.Q., Q.C.
R.B. Peterson

14   Royal Bank of Canada

SECTION 3: Disclosure of compensation and other information

Performance graph

The following performance graph shows the cumulative return over the five-year period ending October 31, 2003 for Royal Bank’s Common Shares (assuming reinvestment of dividends), compared to the S&P/TSX Composite Banks Index, the S&P/TSX Composite Financials Index and the S&P/TSX Composite Index.

     The table shows what a $100 investment in each of the above-mentioned indices and in Royal Bank Common Shares, made at the end of fiscal 1998, would be worth in each of the five years following the initial investment.

     During 2003, the S&P/TSX Composite Banks Index replaced the TSX Banks & Trust Index and the S&P/TSX Composite Financials Index replaced the TSX Financial Services Index. These new indices are based on the Global Industry Classification Standard, a set of global sector and industry definitions developed by Standard & Poor’s and Morgan Stanley Capital International.

Royal Bank of Canada five-year annualized total return on $100 investment(1)
(October 31, 1998 – October 31, 2003)

	1998	1999	2000	2001	2002	2003

Royal Bank of Canada	$100	$92	$145	$144	$172	$207
S&P/TSX Composite Banks Index	$100	$106	$148	$147	$153	$212
S&P/TSX Composite Financials Index	$100	$95	$133	$135	$134	$181
S&P/TSX Composite Index	$100	$119	$160	$116	$107	$136

(1)	Assumes dividends are reinvested.

(2)	Compound annualized total returns (assumes dividends are reinvested).

Officers’ remuneration

Compensation of Named Executive Officers of the Bank

The Summary Compensation Table details compensation during the three fiscal years ended October 31, 2003, for the President and Chief Executive Officer of the Bank and the four other most highly compensated senior Bank officers of the Bank measured by base salary and annual incentive bonuses earned during the fiscal year ended October 31, 2003.

     The information includes:

•	Salary earned in each applicable year;

•	Incentive bonuses in each applicable year;

•	Other annual compensation, which includes perquisites and personal benefits;

•	Stock options granted under the Stock Option Plan;

•	Regular Deferred Shares and performance Deferred Shares granted under the Performance Deferred Share Program;

•	Awards granted under the medium-term North American Compensation Program;

•	Deferred share units; and

•	Other reportable compensation.

15   Royal Bank of Canada

SECTION 3: Disclosure of compensation and other information

Summary compensation table*

		Annual compensation			Long-term compensation awards

				Other	Securities under	Restricted shares
				annual	options/SARs	or restricted	All other
Name and		Salary	Bonus	compensation	granted	share units	compensation
principal position	Year	($)	($) (a)	($) (c)	(# of shares)	(# of shares)	($) (g)

G.M. Nixon President and Chief Executive Officer	2003 2002 2001	1,150,000 900,000 650,833	1,650,000 and 8,562 share units based on $550,000 Note (b) 1,800,000 and 10,751 share units based on $600,000 Note (b) 1,480,000 and 31,897 share units based on $1,480,000 Note (b)	146,473 142,120 —	176,660 265,000 200,000	51,230 Deferred Shares Note (d) 40,500 Deferred Shares Note (d) 63,549 share units Note (e) Note (f)	236,889 109,240 15,238

P. Armenio President RBC Investments	2003 2002 2001	225,000 US$125,000 Note (h) US$250,000 US$155,555 44,871 Note (h)	375,000 US$1,124,000 US$1,333,400 US$1,300,000	215,237 US$13,420 US$56,310 US$21,684	56,936 10,000 12,000 SARs	2,012 Deferred Shares Note (d) 1,518 Deferred Shares Note (d) —	6,962 US$113,268 Note (i) US$64,210 Note (i) US$55,000 Note (i)

M.J. Lippert Vice-Chairman	2003 2002 2001	500,000 500,000 500,000	1,500,000 1,200,000 and 3,584 share units based on $200,000 Note (b) 10,775 share units based on $500,000 Note (b)	1,614,465 1,555,496 2,659,041	62,640 95,000 140,000	18,160 Deferred Shares Note (d) 14,000 Deferred Shares Note (d) 63,549 share units Note (e)	85,008 44,606 14,383

J.T. Rager Vice-Chairman	2003 2002 2001	600,000 600,000 591,667	750,000 675,000 and 4,032 share units based on $225,000 Note (b) 400,000 and 8,621 share units based on $400,000 Note (b)	96,067 73,654 15,254	62,640 95,000 140,000	18,160 Deferred Shares Note (d) 14,000 Deferred Shares Note (d) 64,350 share units Note (e)	133,262 86,445 49,336

*	All currency is in Canadian dollars unless otherwise noted.

16   Royal Bank of Canada

SECTION 3: Disclosure of compensation and other information

Summary compensation table (cont’d.)

		Annual compensation			Long-term compensation awards

				Other	Securities under	Restricted shares
				annual	options/SARs	or restricted	All other
Name and		Salary	Bonus	compensation	granted	share units	compensation
principal position	Year	($)	($) (a)	($) (c)	(# of shares)	(# of shares)	($) (g)

C.M. Winograd Vice-Chairman	2003 2002 2001	271,800 254,984 279,350	2,718,460 1,950,705 and 13,847 share units based on $772,800 Note (b) 3,525,000 and 25,323 share units based on $1,175,000 Note (b)	— — —	N/A N/A N/A	19,962 share units based on $1,281,540 Note (j) 22,913 share units based on $1,276,495 Note (j) Note (j)	572,819 472,239 346,475

(a)	Total annual incentive bonus for each Named Executive Officer consists of cash and deferred share unit amounts shown under the “Bonus” column.

(b)	The DSUs awarded for fiscal 2003 are based on a share price of $64.23 which was the average closing price of Bank Common Shares for the last five trading days of fiscal 2003. Aggregate holdings of DSUs as at October 31, 2003 and their value, based on a common share price of $63.48, are as follows: Mr. G.M. Nixon 44,487 DSUs with a value of $2,824,079, Mr. M.J. Lippert 14,980 DSUs with a value of $950,945, Mr. J.T. Rager 42,829 DSUs with a value of $2,718,827, Mr. C.M. Winograd 354,444 DSUs with a value of $22,500,164. Additional DSUs are credited to reflect dividends paid on Bank Common Shares.

(c)	The amounts in this column represent perquisites, other taxable benefits and other annual compensation. These amounts include costs for leased automobiles for Mr. G.M. Nixon of $80,664, Mr. P. Armenio of $26,837, Mr. M.J. Lippert of $54,465 and Mr. J.T. Rager of $74,342, the one-time club membership allowance for Mr. Lippert of $35,000 and the financial counselling allowance for Mr. P. Armenio of $15,000. For Mr. Lippert amounts appearing in this column for 2001, 2002 and 2003 include a Canadian allowance recognizing the differences in currency values and taxes resulting from Mr. Lippert’s employment relocation in 1997 from the U.S. to Canada. In fiscal 2002, Mr. Lippert’s Canadian allowance started being phased out with complete elimination by November 1, 2007. For fiscal 2003, the allowance was set at $1,500,000. For Mr. P. Armenio, amounts appearing in this column include relocation allowances totalling $173,400 associated with Mr. P. Armenio’s transfer from the U.S. to Canada.

(d)	Amounts shown for fiscal 2003 for Messrs. Nixon, Armenio, Lippert and Rager represent awards made on November 21, 2001 and November 19, 2002 under the Bank’s Performance Deferred Share Program. Aggregate holdings of Deferred Shares granted under this program as at October 31, 2003 and their value, based on a Bank Common Share price of $63.48, are as follows: Mr. G.M. Nixon 94,840 shares with a value of $6,020,443, Mr. M.J. Lippert 33,244 shares with a value of $2,110,329, Mr. J.T. Rager 33,244 shares with a value of $2,110,329, and Mr. P. Armenio 3,530 shares with a value of US$170,075 based on an October 31, 2003 Bank Common Share price of US$48.18. Dividend equivalents accrued during the year are credited in the form of additional units under the Performance Deferred Share Program. For participants based in the U.S. at the time of grant, dividend equivalents accrued during the year are paid directly to the participant.

(e)	In order to align the compensation of senior Bank officers more closely to the North American market, in 2001 awards were made under the North American Compensation Program to some officers, including $3,000,000 awards made to each of Messrs. G.M. Nixon and M.J. Lippert on April 1, 2001. Messrs. Nixon and Lippert’s awards were converted into 63,549 share units each. The share units vest over a three-year period in equal instalments of one-third per year. The share units will have a value equal to the market value of Bank Common Shares on each vesting date and will be paid in either cash or Bank Common Shares at the option of the Bank. The number of share units initially awarded was determined based on the award amount divided by the average closing price of Bank Common Shares traded on the Toronto Stock Exchange for the five trading days immediately preceding the date of the award. The second tranche of these share units vested on April 1, 2003 and Messrs. Nixon and Lippert each received a cash payment of $1,226,487. The unvested one-third of the share units at year-end (i.e., 21,183 share units) had an aggregate value of $1,344,696 on October 31, 2003, based on a Bank Common Share price of $63.48. In March 2001, Mr. J.T. Rager received a $3,000,000 award, which was converted into 64,350 share units. The second tranche of these share units vested on March 1, 2003 and Mr. Rager received a cash payment of $1,241,956. The unvested one-third of the share units at year-end (i.e., 21,450 share units) had an aggregate value of $1,361,646 on October 31, 2003. The units do not attract dividends. No awards were made under this Program in 2002 or 2003.

(f)	Prior to his appointment as President of the Bank in 2001, Mr. G.M. Nixon participated in the RBC Capital Markets incentive program. Mr. Nixon was awarded 180,000 units for fiscal 2001 which had a value of $1,121,508 at the time of his ceasing employment with RBC Capital Markets on his appointment as President of the Bank. At that time, Mr. Nixon was required to redeem all his units under this program for a cumulative amount of $3,983,120 which Mr. Nixon chose to receive as 42,983 Bank Common Shares representing the net after-tax proceeds of the cumulative amount.

(g)	The amounts in this column represent the Bank’s contribution under the Royal Employee Savings and Share Ownership Plan (RESSOP). These officers participate in RESSOP on the same basis as all other Bank employees. Under this Plan, employees can contribute up to 10% of their salary towards the purchase of Bank Common Shares, with the Bank contributing additional Bank Common Shares to the extent of 50% of eligible contributions up to a maximum of 3% of the employee’s salary. The amounts in this column also include the amount of dividends accrued during the year on share units and credited in the form of additional units under both the Deferred Share Unit Plan and the Performance Deferred Share Program.

(h)	Amounts shown for fiscal 2003 represent the split in Mr. P. Armenio’s compensation for the period of time he was employed by RBC in Toronto and RBC Dain Rauscher in Minneapolis. Amounts shown for fiscal 2001 represent the split in Mr. P. Armenio’s compensation for the period of time he was employed by RBC Dain Rauscher in Minneapolis and RBC Investments in Toronto.

(i)	The amounts in this column represent the Bank’s contribution under the 401(k) plan and under the mandatory deferred incentive program of RBC Dain Rauscher, as well as the amount of dividends accrued during the year on share units and credited in the form of additional units under the mandatory deferred incentive program and dividend equivalents accrued on the Performance Deferred Share Program paid directly to the participant. This officer participated in the 401(k) plan on the same basis as all other Bank employees. As of October 31, 2003, Mr. P. Armenio’s aggregate holdings under the mandatory RBC Dain Rauscher deferred incentive program were 13,692 deferred units which had a value of US$659,680 based on a Bank Common Share price of US$48.18.

17   Royal Bank of Canada

SECTION 3: Disclosure of compensation and other information

(j)	Under the RBC Capital Markets deferral component of the RBC Capital Markets incentive program, 30% of Mr. Winograd’s combined salary ($271,800) and incentive ($4,000,000) was deferred into 19,962 share units based on a unit price of $64.20. For fiscal 2002, he had been awarded 22,913 units, which had a value of $1,276,495, all of which was deferred. For fiscal 2001 he had been awarded 180,000 units which had a value of $1,942,200 all of which was deferred. The deferred amounts are adjusted to reflect the variation in market price, including deemed reinvestment of dividends. The cumulative deferred amount as at October 31, 2003 was $4,466,960 based on 70,368 share units and a Bank Common Share price of $63.48. The amount deferred is payable at the rate of one-third per year and will be paid in either Bank Common Shares or cash at the then prevailing price.

Performance Deferred Shares

The following tables show for each Named Executive Officer the number of regular Deferred Shares and performance Deferred Shares awarded under the Performance Deferred Share Program during the year ended October 31, 2003. Value realized upon vesting is the market value of the Bank Common Shares on the vesting date. The regular Deferred Shares and performance Deferred Shares vest three years after their award date.

     At the time the shares vest, the performance Deferred Share component of the Performance Deferred Share Program can remain the same or be increased or decreased by 50% depending on the Bank’s TSR compared to 15 North American financial institutions. If at the time of vesting the Bank’s TSR is in the top third, participants may receive a cash payment equal to 50% of the then market value of the performance Deferred Share component of the Program on the vesting date (with the estimated value at time of vesting of the performance Deferred Shares and the cash payment, being shown in the maximum column). If at time of vesting, the Bank’s TSR is in the bottom third, the number of performance Deferred Shares the participant was awarded under the Program may be reduced by 50% (with the estimated value at time of vesting after the 50% reduction in the performance Deferred Shares, being shown in the threshold column).

     The value of unvested regular Deferred Shares and performance Deferred Shares at financial year-end is equivalent to the number of shares awarded multiplied by the market value of the Bank Common Shares on October 31, 2003, which was $63.48 per share and for Mr. P. Armenio was US$48.18 per share.

Long-term incentive awards during the most recently completed financial year

				Estimated future payouts under non-securities-price based plans (2)

			Performance or
	Securities, units		other period until	Threshold	Target	Maximum
Name	or other Rights (#)		maturation or payout	($)	($)	($)

G.M. Nixon	25,615		January 17, 2006	1,626,040	1,626,040	1,626,040
	25,615	(1)	January 17, 2006	813,020	1,626,040	2,439,000
P. Armenio	1,006		January 17, 2006	US$48,469	US$48,469	US$48,469
	1,006	(1)	January 17, 2006	US$24,234	US$48,469	US$72,703
M.J. Lippert	9,080		January 17, 2006	576,398	576,398	576,398
	9,080	(1)	January 17, 2006	288,199	576,398	864,597
J.T. Rager	9,080		January 17, 2006	576,398	576,398	576,398
	9,080	(1)	January 17, 2006	288,199	576,398	864,597

(1)	Performance Deferred Shares awarded as at October 31, 2003.

(2)	Estimated future payouts are calculated based on the market value of the Bank Common Shares on October 31, 2003 which was $63.48 or US$48.18. Actual payouts will be based on the Bank Common Share value at the time of vesting and may therefore differ from amounts shown in this table. Estimated future payouts are expressed in Canadian dollars, except where otherwise indicated.

Stock Option Plan

The following table shows stock option grants made to the Named Executive Officers under the Bank’s Stock Option Plan during the financial year ended October 31, 2003. The Committee grants options to eligible employees, including the CEO and other Named Executive Officers, for the purchase of a set number of Bank Common Shares at an exercise price being the higher of the market value of the shares based on the weighted average of the trading prices on the Toronto Stock Exchange for (i) the five-trading-day period ending immediately before the option grant and (ii) the day of the option grant. Each option may be exercised over a 10-year period; 25% of the options granted vest one year after the date of grant and an additional 25% per year over the following three years.

18   Royal Bank of Canada

SECTION 3: Disclosure of compensation and other information

Option/SAR grants during the most recently completed financial year(1)

		% of total options/SARs	Exercise or	Market value of securities
	Securities under	granted to employees	base price ($)/	underlying options/SARs on the
Name	options/SARs granted (#)	in fiscal 2003	Common Share	date of grant ($)/Common Share	Expiration date

G.M. Nixon	176,660	8.9%	58.00	58.00	Nov. 25, 2012
P. Armenio	6,936	.35%	58.00	58.00	Nov. 25, 2012
	50,000 (2)	2.5%	59.35	59.35	May 1, 2013
M.J. Lippert	62,640	3.1%	58.00	58.00	Nov. 25, 2012
J.T. Rager	62,640	3.1%	58.00	58.00	Nov. 25, 2012

(1)	Option grants do not include SARs.

(2)	Options granted upon appointment as President, RBC Investments.

The following table shows for each Named Executive Officer: the number of Bank Common Shares acquired through the exercise of stock options during the financial year ended October 31, 2003, the aggregate value realized upon exercise, and the number of Bank Common Shares covered by unexercised options under the Stock Option Plan of the Bank as at October 31, 2003. Value realized upon exercise is the difference between the fair market value of the Bank Common Shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at financial year-end is the difference between the exercise price of the options and the fair market value of the Bank Common Shares on October 31, 2003, which was $63.48 per share.

     The value of unexercised in-the-money SARs held by Mr. P. Armenio at financial year-end is the difference between the exercise price of the SARs and the fair market value of the Bank Common Shares on October 31, 2003, which was US$48.18 per share.

Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option values

						Value of unexercised
				Unexercised options/SARs		in-the-money options/SARs
				at October 31, 2003 (#)		at October 31, 2003 ($)

		Securities acquired	Aggregate value
Name		at exercise (#)	realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

G.M. Nixon		Nil	Nil	166,250	475,410	3,740,049	4,224,097
P. Armenio		Nil	Nil	21,734	65,202	533,827	457,681
	(1)	Nil	Nil	8,000	4,000	US$138,880	US$69,440
M.J. Lippert		Nil	Nil	472,750	238,890	12,542,326	2,492,800
J.T. Rager		Nil	Nil	329,850	238,890	8,778,205	2,492,800

(1)	Amounts shown represent stand-alone SARs granted to Mr. P. Armenio as part of the program offered to selected employees of RBC Dain Rauscher in connection with the purchase of Dain Rauscher.

Securities authorized for issuance under equity compensation plans

The following table shows as of October 31, 2003, compensation plans under which equity securities of the Bank are authorized for issuance from treasury. The information has been aggregated either by equity compensation plans requiring the issuance of Bank Common Shares previously approved by shareholders or by equity compensation plans requiring the issuance of Bank Common Shares not previously approved by shareholders, of which there are none to report.

19   Royal Bank of Canada

SECTION 3: Disclosure of compensation and other information

			Number of securities remaining
			available for future issuance
	Number of securities to be	Weighted average	under equity compensation plans
	issued upon exercise of	exercise price of	(excluding securities reflected
	outstanding options	outstanding options	in column (a))
Plan category	(a)	(b)	(c)

Equity compensation plans
approved by security holders	24,803,061	$42.06	14,308,771
Equity compensation plans
not approved by security holders	0	0	0

Total	24,803,061	$42.06	14,308,771

Pensions

Pension arrangements are in place to provide certain senior officers, including the Named Executive Officers listed below, with lifetime annual retirement income of up to 65% of their average pensionable earnings, inclusive of benefits from the registered defined benefit pension plan and the Canada and Quebec Pension Plans.

     The pension arrangements made available to Messrs. G.M. Nixon, P. Armenio, M.J. Lippert, and J.T. Rager consist of three components. The first component is a registered defined benefit pension plan to which the employer makes contributions up to the allowable limit as provided under the Income Tax Act. The second component consists of defined benefit supplemental arrangements that provide pension benefits up to $175,000 of average pensionable earnings. The first two components are available to all full-time Canadian employees of the Bank. Effective January 2002, the Bank funds this supplemental pension liability through a Retirement Compensation Arrangement in combination with the Bank’s registered pension plans, up to the first $120,000 of annual total pension, for active and retired members. The third component is an unfunded supplemental arrangement that provides retirement income as illustrated in the following pension plan table (inclusive of the amounts from the first two components).

     Pensions are based on credited years of service and on average annual pensionable earnings, which is defined as base salary and annual incentive, including the amount elected to be taken in the form of DSUs, during the best 60 consecutive months in the last 10 years of employment. Pensionable earnings cannot exceed 160% of the final base salary for Mr. G.M. Nixon and cannot exceed 150% of the final base salary for Messrs. Armenio, Lippert and Rager.

     Normally, these pension arrangements accrue from age 40 on the basis of certain percentages per year, as follows: 40–44, 2% per year;
45–59, 3% per year; 60–64, 2% per year up to a maximum of 65% of average annual compensation. Mr. M.J. Lippert’s arrangement provides for an accrual of 2% per year for ages 38–44 and 60–64, 3% per year for ages 45–49 and 55–59, and 2.2% per year for ages 50–54. The normal retirement age under these arrangements is 65 years. Early retirement benefits are available from age 55; however, the pension payable is reduced when the individual does not have 35 years of pension plan membership or if the individual is over age 60 and does not have 25 years of pension plan membership.

20   Royal Bank of Canada

SECTION 3: Disclosure of compensation and other information

Pension plan table

	Years of credited service at normal retirement age of 65

Remuneration ($)	10	15	20	25

500,000	125,000	200,000	275,000	325,000
750,000	187,500	300,000	412,500	487,500
1,000,000	250,000	400,000	550,000	650,000
1,250,000	312,500	500,000	687,500	812,500
1,500,000	375,000	600,000	825,000	975,000
1,750,000	437,500	700,000	962,500	1,137,500
2,000,000	500,000	800,000	1,100,000	1,300,000
2,250,000	562,500	900,000	1,237,500	1,462,500
2,500,000	625,000	1,000,000	1,375,000	1,625,000
2,750,000	687,500	1,100,000	1,512,500	1,787,500

Years of credited service for pension plan, to October 31, 2003

		Normal
Name	Credited service	retirement age

G.M. Nixon	6.8 years	65
P. Armenio	7.1 years	65
M.J. Lippert	6.3 years	65
J.T. Rager	14.5 years	65
C.M. Winograd	25.9 years	65

The pension plan table indicates pension levels at various years of credited service and levels of remuneration. The accrual schedule for Messrs. P. Armenio’s, M.J. Lippert’s and J.T. Rager’s pensions are as described above in the pension plan table. Mr. G.M. Nixon’s arrangement provides for a minimum pension of 40% of average annual pensionable earnings at age 55. The minimum pension increases by 3% each year for retirement at ages 56 and 57. At age 58 and beyond, his arrangement is as illustrated in the pension plan table.

     Mr. C.M. Winograd is a member of the Pension Plan for Directors of RBC Dominion Securities Inc. with the same terms and conditions applicable to all directors of RBC Dominion Securities Inc. The current pension plan is a defined benefit pension plan with a current 2% per year of service accrual rate based on pensionable earnings comprised of current base salary plus previous year’s bonus payment to the maximum pension allowed under a registered plan under the Income Tax Act as outlined below in the pension plan table for directors of RBC Dominion Securities Inc.

Pension plan table for directors of RBC Dominion Securities Inc. (Benefits for Mr. C.M. Winograd)

	Years of credited service at normal retirement age of 65

Remuneration ($)	10	15	20	25	35

86,111 or greater	9,472	18,083	26,694	35,306	52,528

21   Royal Bank of Canada

SECTION 3: Disclosure of compensation and other information

Based on current compensation and service accrual to age 65, the estimated annual benefits payable at normal retirement are as follows: Mr. G.M. Nixon, $1,234,406, Mr. P. Armenio, $490,909, Mr. M.J. Lippert, $477,730, Mr. J.T. Rager, $575,230 and Mr. C.M. Winograd, $51,953.

Employment contracts, termination of employment and change-in-control

In May 2001, the Bank adopted a change-in-control policy that covers, in the absence of other contractual arrangements, the Named Executive Officers and certain other selected senior Bank officers. The policy is designed to ensure continuity of management in the event of a major shareholder transaction involving the Bank. The change-in-control provisions for covered executives will be triggered by a major shareholder transaction and termination (except for cause) of the covered senior Bank officers within 24 months of the major shareholder transaction. The severance will be paid as a lump sum payment of up to two years of salary and annual incentive determined using a formula based on criteria such as service, age, salary and annual incentive. For the Named Executive Officers the payments would amount to two years of salary and annual incentives. Benefits will continue through the severance period. For all participants in the stock option program or other mid-term/long-term incentive programs, who are terminated without cause within 24 months of a change of control, all options and other awards will vest immediately upon termination and will remain exercisable for a three-month period following termination.

     For these purposes, a major shareholder transaction is defined as (i) an entity or individual acquiring 20% or more of the voting shares of the Bank, (ii) a change in the majority (over 50%) of the directors of the Bank, (iii) a merger or consolidation with another entity which would result in the voting shares of the Bank representing less than 60% of the combined voting power of the Bank (or subsequent entity) following the merger or consolidation, or (iv) a sale or disposition of 50% or more of the net book value of the assets of the Bank.

     The Bank maintains a severance program for qualifying Canadian employees that uses a formula based on criteria such as service, age, salary and annual incentive. For employees meeting certain age and service requirements, severance will be paid to bridge the employee to early retirement entitlement under the applicable pension arrangements. For Mr. G.M. Nixon and the other Named Executive Officers, the severance would be approximately two years of base salary and annual incentive. Further, if Mr. G.M. Nixon retires early with the consent of the board, he will receive 50% of his salary until age 55 and pension thereafter.

     Mr. M.J. Lippert’s employment arrangements provide for an annual payment, exclusive of base salary, of $1,500,000 inclusive of his annual short-term incentive payment. Mr. M.J. Lippert receives benefits under a Canadian allowance arrangement put in place at the time of his transfer from the U.S. to compensate for differences in foreign exchange, compensation level and taxes on employment. The Canadian allowance will amount to $1,500,000 for the year ending October 31, 2003, and starting fiscal 2004 reduces by $300,000 per annum, with complete elimination by November 1, 2007.

Supplemental Information — Compensation for 2004

Annually in November, the Committee reviews the compensation of the CEO and the other Group Management Committee members. While the decisions of the Committee as to the salaries and the long-term incentive program for 2004 are not required to be reported in this Circular, the Bank is providing this additional disclosure as it may be of interest to Bank shareholders.

Base Salary Increases

After reviewing information provided by external compensation advisors and the compensation practices at 20 widely held companies in Canada, including major Canadian banks, and at U.S. financial institutions, effective January 1, 2004, the Committee increased Mr. G.M. Nixon’s salary to $1,400,000. The salaries of the other Named Executive Officers were reviewed by the Committee and no adjustments were made to their salaries.

22   Royal Bank of Canada

SECTION 3: Disclosure of compensation and other information

2004 Option and Performance Deferred Share grants

The following table provides details on the stock options and Performance Deferred Share grants that were awarded to the named Executive Officers for fiscal 2004.

	Securities	Exercise or		Performance		Performance or
	under options	base price ($)/		Deferred Shares	Grant price	other period until
Name	granted (#)	Common Share	Expiration date	granted	($/PDSP)	maturation or payout

G.M. Nixon	151,412	62.63	Dec. 1, 2013	44,182	62.24	Dec. 12, 2006

P. Armenio	53,680	62.63	Dec. 1, 2013	15,664	62.24	Dec. 12, 2006

M.J. Lippert	53,680	62.63	Dec. 1, 2013	15,664	62.24	Dec. 12, 2006

J.T. Rager	53,680	62.63	Dec. 1, 2013	15,664	62.24	Dec. 12, 2006

C.M. Winograd	49,552	62.63	Dec. 1, 2013	14,460	62.24	Dec. 12, 2006

Indebtedness of directors and officers

Indebtedness of directors, executive officers and senior officers other than under securities purchase programs

As at January 5, 2004 aggregate indebtedness entered into for purposes other than in connection with purchase of securities (other than “routine indebtedness” under applicable Canadian securities laws) to the Bank or its subsidiaries of all officers, directors and employees amounted to approximately $2,182 million. This amount primarily reflects housing loans secured on the borrower’s principal residence.

Indebtedness of directors and executive officers other than under securities purchase programs

	Involvement of issuer	Largest amount outstanding during year ended	Amount outstanding as at January 5, 2004 ($)
Name and principal position	or subsidiary	October 31, 2003 ($)	(a)	(b)

D.R. Allgood, EVP	Bank loans	250,767	—	152,900

A. Lockie, EVP	Bank loans	330,957	262,377	375,000

I.A. Mackay, EVP	Bank loans	218,100	28,898	105,039

L. Smith, SVP	Bank loans	71,179	41,186	—

M.W. Wilson, SVP	Bank loans	565,366	218,204	458,738

Note:	Executive Officers are senior officers of Royal Bank of Canada: as defined under section 485.1 of the Bank Act, or are in charge of a principal business unit.

(a)	The amount shown in this column primarily includes a residential mortgage loan secured on the borrower’s residence granted at the applicable best customer interest rate in accordance with the Bank’s residential mortgage lending program. In some cases, the amount shown represents loan(s) to assist with home purchase resulting from Bank-initiated transfers, secured by collateral mortgage on borrower’s residence and amortized over maximum term of 25 years. The first $50,000 of any such loan bears interest at 1% per annum, the balance at 4%, both rates being applicable for an initial three-year period; in the fourth year, the rates are 2% and 5% per annum. Thereafter, each such loan bears interest at the rate of 3% and 6% per annum respectively. This program was discontinued in December 1995, for transfers within Canada. Existing loans were “grandfathered”.

(b)	Loans for personal purposes, principally for consumer purchases, home improvements, recreational property acquisition and sundry investment. Security in conformity with the Bank’s regular customer lending practices is held. Such loans are granted on a demand basis, generally subject to regular repayment schedules and bear interest at a rate based on the Bank’s Prime rate.

23   Royal Bank of Canada

SECTION 3: Disclosure of compensation and other information

Indebtedness of directors, executive officers and senior officers under securities purchase programs

As at January 5, 2004 there was no outstanding indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) to the Bank or its subsidiaries of all officers, directors and employees and former officers, directors and employees of the Bank or its subsidiaries made in connection with the purchase of securities of the Bank or any of its subsidiaries.

Additional items

Corporate governance

Under the rules of The Toronto Stock Exchange, the Bank is required to disclose information relating to its system of corporate governance. The Bank’s disclosure is set out in Schedule ‘C’ to this Circular and under the heading “Corporate Governance” in the Bank’s 2003 Annual Report.

Directors’ and officers’ liability insurance

The Bank has purchased, at its expense, an integrated insurance program that includes directors’ and officers’ liability insurance. This insurance provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of the Bank and its subsidiaries. The directors’ and officers’ liability insurance has a dedicated policy limit of $300,000,000 for each claim and as an aggregate for the 12 months ending June 1, 2004. There is no deductible for this coverage. The insurance applies in circumstances where the Bank may not indemnify its directors and officers for their acts or omissions. Premiums paid by the Bank relating to directors’ and officers’ liability insurance are approximately $1.6 million per annum.

Available documentation

The Bank is a reporting issuer under the securities acts of all of the provinces of Canada and is therefore required to file financial statements and information circulars with the various securities commissions. The Bank also files an annual information form with such securities commissions. Copies of the Bank’s latest annual information form, annual financial statements, any interim financial statements filed subsequent to the filing of the most recent annual financial statements and Management Proxy Circular may be obtained on request from the Secretary of the Bank.

Directors’ approval

The Board of Directors of the Bank has approved the content and sending of this Management Proxy Circular.

January 5, 2004

Jane E. Lawson
Senior Vice-President & Secretary

24   Royal Bank of Canada

SCHEDULE ‘A’: Record of attendance by directors

For the 12 months ended October 31, 2003

Number of meetings attended

Director	Board	Committees(1)

W. Geoffrey Beattie	9 of 10	7 of 8
George A. Cohon, O.C., O.Ont.	10 of 10	5 of 6
Douglas T. Elix	8 of 10	2 of 3
John T. Ferguson, F.C.A.	10 of 10	17 of 17
L. Yves Fortier, C.C., Q.C.	10 of 10	7 of 9
The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.	10 of 10	11 of 11
Jacques Lamarre(2)	1 of 1	N/A
Brandt C. Louie, F.C.A.	8 of 10	8 of 9
J. Edward Newall, O.C.	10 of 10	13 of 13
Gordon M. Nixon	10 of 10	22 of 24	(3)
David P. O’Brien(4)	9 of 10	3 of 3
Charlotte R. Otto	9 of 10	3 of 4
Robert B. Peterson	10 of 10	15 of 15
J. Pedro Reinhard	10 of 10	10 of 11
Cecil W. Sewell, Jr.	10 of 10	N/A	(5)
Kathleen P. Taylor	10 of 10	11 of 11
Victor L. Young, O.C.	9 of 10	9 of 11

(1)	Excludes directors’ attendance at regional director committee meetings.

(2)	Joined the board on September 23, 2003.

(3)	As President & Chief Executive Officer of the Bank, Mr. Nixon is not a member of any board committee but attends meetings of all committees at the request of the board.

(4)	Mr. O’Brien served as Chairman of the Human Resources Committee and a member of the Corporate Governance and Public Policy Committee until May 29, 2003.

(5)	As Chairman Emeritus of RBC Centura Banks, Inc., Mr. Sewell, Jr. is not a member of any board committee.

Summary of board and committee meetings held

Board	10
Audit	11
Conduct Review and Risk Policy	6
Corporate Governance and Public Policy	4
Human Resources	3
Regional director committees of the board also held meetings as follows:
Atlantic	2
Quebec	2
Ontario	2
Prairies	2
British Columbia	1

Directors who are not standing for re-election on February 27, 2004, or who have retired during the year and attended meetings during the
12-month period ended October 31, 2003, are as follows:

Guy Saint-Pierre, C.C.	10 of 10 board meetings 15 of 15 committee meetings
Hartley T. Richardson	6 of 6 board meetings 3 of 3 committee meetings

25   Royal Bank of Canada

SCHEDULE ‘B’: Change of auditors documents

September 23, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Securities Commission of Newfoundland and Labrador
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Prince Edward Island, Department of Justice
Toronto Stock Exchange
Government of the Northwest Territories
Government of Nunavut
Government of Yukon

AND TO:	PricewaterhouseCoopers LLP Chartered Accountants

AND TO:	Deloitte & Touche LLP Chartered Accountants

NOTICE OF CHANGE OF AUDITOR

Royal Bank of Canada (“RBC”) hereby gives notice, pursuant to National Policy 31, as follows:

1.	On September 23, 2003 PricewaterhouseCoopers LLP submitted its resignation from the office of auditor of RBC. RBC’s Audit Committee received and considered PricewaterhouseCoopers LLP’s resignation at an Audit Committee meeting held on September 23, 2003. Deloitte & Touche LLP will continue in the office of the auditor of RBC until the date of the next Annual General Meeting of shareholders of RBC.

2.	PricewaterhouseCoopers LLP has resigned as auditor because it undertook a non-audit service that may not have been permitted under the recently revised U.S. auditor independence rules.

3.	There were no reservations in the audit reports of PricewaterhouseCoopers LLP in respect of RBC’s consolidated financial statements as at and for the years ended December 31, 2002 and December 31, 2001 or any period subsequent to the most recently completed period for which an audit report was issued and preceding September 23, 2003.

4.	There have been no reportable events (including disagreements, unresolved issues and consultations) relating to the audits conducted by PricewaterhouseCoopers LLP in connection with the audits of RBC’s two most recent fiscal years and with any subsequent period to date.

Dated as of this 23 day of September, 2003.

ROYAL BANK OF CANADA

By:	Name: Peter Currie Title: Vice Chairman and Chief Financial Officer

26  Royal Bank of Canada

SCHEDULE ‘B’: Change of auditors documents

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Securities Commission of Newfoundland and Labrador
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Prince Edward Island, Department of Justice
Toronto Stock Exchange
Government of Northwest Territories
Government of Nunavut
Government of Yukon

AND TO:	PricewaterhouseCoopers LLP Chartered Accountants

AND TO:	Deloitte & Touche LLP Chartered Accountants

Dear Sirs/Mesdames:

Confirmation of Review of Notice of Change of Auditors

     The undersigned confirms that the Notice of Change of Auditors dated September 23, 2003, the letter of PricewaterhouseCoopers LLP dated September 23, 2003 and the letter of Deloitte & Touche LLP dated September 23, 2003 have been reviewed by the Audit Committee of the Board of Directors of Royal Bank of Canada.

     Dated this 23 day of September, 2003

ROYAL BANK OF CANADA

By:	Name: Robert B. Peterson Title: Chair, Audit Committee

27   Royal Bank of Canada

SCHEDULE ‘B’: Change of auditors documents

September 23, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Securities Commission of Newfoundland and Labrador
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Prince Edward Island, Department of Justice
Toronto Stock Exchange
Government of the Northwest Territories
Government of Nunavut
Government of Yukon

Dear Sirs/Mesdames:

Re: Royal Bank of Canada — Notice of Change of Auditor

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated September 23, 2003 delivered to us by Royal Bank of Canada (“RBC”) in respect of our resignation from the office of auditor of RBC.

Pursuant to paragraph 4.7 of National Policy No. 31, please accept this letter as confirmation of PricewaterhouseCoopers LLP that we have reviewed the Notice and based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

Yours very truly,

PricewaterhouseCoopers LLP
Chartered Accountants
cc: Peter Currie, Vice Chairman and Chief Financial Officer, Royal Bank of Canada
      Deloitte & Touche LLP

28   Royal Bank of Canada

SCHEDULE ‘B’: Change of auditors documents

September 23, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Securities Commission of Newfoundland and Labrador
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Prince Edward Island, Department of Justice
Toronto Stock Exchange
Government of the Northwest Territories
Government of Nunavut
Government of Yukon

Dear Sirs/Mesdames:

Re: Royal Bank of Canada — Notice of Change of Auditor

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated September 23, 2003 delivered to us by Royal Bank of Canada (“RBC”) in respect of the resignation of PricewaterhouseCoopers LLP from the office of auditor of RBC. Deloitte & Touche LLP will continue in the office of the auditor of RBC until the date of the next Annual General Meeting of shareholders of RBC.

Pursuant to paragraph 4.9 of National Policy No. 31, please accept this letter as confirmation of Deloitte & Touche LLP that we have reviewed the Notice and based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

Yours very truly,

Deloitte & Touche LLP
Chartered Accountants

cc:   Peter Currie, Vice Chairman and Chief Financial Officer, Royal Bank of Canada
        PricewaterhouseCoopers LLP

29   Royal Bank of Canada

SCHEDULE ‘C’: Statement of corporate governance practices

For many years our Board of Directors has proactively adopted progressive governance principles, creating structures and implementing processes to enable the board to carry out its responsibilities effectively.

     The board’s strengths include an independent, non-executive Chairman of the Board and well-informed, experienced directors who ensure that standards exist to promote ethical behaviour throughout the organization. In seeking to maintain the highest standards of ethical behaviour, the board has adopted a Code of Conduct that applies to members of the board, the Chief Executive Officer, the Chief Financial Officer and all employees throughout the organization.

     The board’s authority is exercised in accordance with the Code of Conduct and the Bank’s by-laws, as well as the Bank Act (Canada), and other applicable laws and regulations, including those imposed on the Bank by Canadian securities regulators, the U.S. Sarbanes-Oxley Act of 2002 (“SOX”), the U.S. Securities and Exchange Commission (the “SEC”), and the Toronto Stock Exchange (“TSX”) and SWX Swiss Exchange, on which the Bank’s Common Shares are listed. Our Common Shares are also listed on the New York Stock Exchange (“NYSE”). As a non-U.S. company, we are not required to comply with most of the NYSE corporate governance listing standards (the “NYSE Rules”), and instead may comply with Canadian governance practices. However, except as summarized on our Web site, our governance practices are in compliance with the NYSE Rules in all significant respects.

     The Bank’s corporate governance practices meet or exceed the TSX’s guidelines for improved corporate governance (the “TSX Guidelines”) and all other applicable requirements. The corporate governance disclosure in this Schedule is responsive to the
TSX Guidelines.(1) Comments are also included in respect of certain NYSE Rules and SEC rules adopted pursuant to SOX. The board’s Corporate Governance and Public Policy Committee has reviewed this response to the TSX Guidelines.(2)

     Additional information about the Bank’s system of governance can be found on pages 112 and 113 of our Annual Report. Our governance Web site at rbc.com/governance(3) sets out the Code of Conduct, the charters of the Board of Directors and its committees, the Director Independence Policy, position descriptions of the Chairman of the Board and the President & CEO and a summary of significant differences between the NYSE Rules and the Bank’s governance practices. Printed versions of these documents are also available upon request to the Secretary of the Bank.

Purpose of the board

The Board of Directors is responsible for the stewardship of the Bank.(4) It is elected by shareholders to supervise management of the Bank’s business and affairs, with the goal of enhancing long-term shareholder value. It delegates to management the authority and responsibility for day-to-day affairs, and reviews management’s performance and effectiveness.

Independence of the board(5)

As a Canadian financial services company listed on the TSX and NYSE, the Bank is subject to various requirements governing the independence of board and committee members, including those imposed by the Bank Act, the TSX and SOX.

     The Bank complies with provisions of the Bank Act that limit the number of affiliated directors. Only two (Messrs. Nixon and Sewell) of the 17 persons proposed for election to the board at the Annual Meeting are “affiliated” with the Bank.

     The Bank also complies with standards in the TSX Guidelines regarding unrelated directors and complies voluntarily with standards in the NYSE Rules regarding director independence. To assist it in making determinations as to the independence of members of the Board of Directors and its committees, the board has adopted the categorical standards of independence expressed in our Director Independence Policy, set out in Appendix ‘1’. A director who qualifies as independent under this Policy is both “unrelated” to the Bank within the meaning of the TSX Guidelines and “independent” under the NYSE Rules.

     Based on information provided by each of the directors as to their personal circumstances, the board has affirmatively determined that 14 of the 17 persons proposed for election to the board at the 2004 Annual Meeting have no material relationship with the Bank and are therefore independent. The following three directors are not independent:

•	Mr. Gordon M. Nixon, as President & CEO of the Bank;

•	Mr. Cecil W. Sewell, Jr., as Chairman Emeritus of RBC Centura Banks, Inc.;

•	Mr. L. Yves Fortier, as a partner in a law firm for which the Bank accounts for more than 2% of revenues.

To further enhance director independence, the board has established that, following the Annual Meeting, no more than two of our directors may sit on the same outside board. In addition, board policy permits no more than two board members from management. Individual directors may, with the approval of the Chairman of the Board, engage outside advisors at the expense of the Bank.(6)

30   Royal Bank of Canada

SCHEDULE ‘C’: Statement of corporate governance practices

Independent Chairman of the Board(7)

An independent director acts as both the Chairman of the Board and the Chairman of the Corporate Governance and Public Policy Committee. Following every board meeting, the Chairman of the Board chairs sessions attended only by non-management directors and, at least once a year, chairs a session attended only by independent directors. The Chairman also serves as a liaison on corporate governance matters among the directors and between the board and senior management. Shareholders may communicate directly with non-management directors through the Chairman of the Board, by writing to: Chairman of the Board of Directors, Royal Bank of Canada, P.O. Box 1, Royal Bank Plaza, Toronto, Ontario, Canada M5J 2J5.

Committees of the board

To assist it in exercising its responsibilities, the board has established four committees: the Audit Committee, the Conduct Review and Risk Policy Committee, the Corporate Governance and Public Policy Committee and the Human Resources Committee. The Corporate Governance and Public Policy Committee acts as the nominating committee of the board. The Human Resources Committee acts as the compensation committee of the board. The committee charters are summarized on page 113 of our Annual Report and are set out in full on our Web site.

     Each committee may engage outside advisors at the expense of the Bank.

Independence of board committees(8)

Based on the information provided by the directors and applying the standards set out in the Director Independence Policy, the following directors are independent:

•	all members of the Corporate Governance and Public Policy Committee;

•	all members of the Human Resources Committee;

•	a substantial majority of the members of the Conduct Review and Risk Policy Committee; and

•	all members of the Audit Committee, who also meet the additional independence criteria specific to Audit Committee members.(9)

All committees of the board consist solely of non-management directors.

The role of the board

The board makes major policy decisions, delegates to management the authority and responsibility for day-to-day affairs and reviews management’s performance and effectiveness.

     The Bank Act specifies certain basic and important matters that must be dealt with by the board, for example, approval of financial statements and declarations of dividends. By formal resolution, the Board of Directors reserves for itself the right to make certain decisions and delegates other decisions to management. Management’s discretion is limited in some matters by dollar thresholds beyond which board approval is required. For example, such thresholds exist for acquisitions and investments in new subsidiaries, capital expenditures and entering into strategic alliances, licensing or outsourcing agreements.(10)

     The board’s charter provides that the board acts in a supervisory role and that any responsibilities not delegated to management remain with the board and its committees. The scope of the board’s supervisory role expressly includes such matters as governance, the strategic planning process, identification and management of risks, succession planning, internal controls, communications policy and nomination of directors.

To support it in its supervisory role, the board expects management, among other things, to:

•	undertake an ongoing review of the Bank’s strategies and their implementation in light of evolving conditions;

•	present a comprehensive annual operating plan and regularly report on the Bank’s performance and results relative to that plan;

•	report regularly on the Bank’s business and affairs, with a focus on matters of material consequence for the Bank and its shareholders;

•	implement systems to identify and manage the principal risks of the Bank’s businesses; and

•	implement and maintain appropriate systems of internal control.

The board’s duties are more specifically described in its charter(11) and the charters of its committees. The board’s charter is set out on page 112 of our Annual Report and on our Web site.

     Position descriptions have also been developed for the Chairman of the Board and for the President & CEO, which are also available on our Web site.(12)

Strategic planning(13)

The board oversees the Bank’s strategic direction and major policy decisions. Each year, the board devotes a day-long meeting to strategic planning. Strategies and their implementation are frequently discussed at board meetings. The board approves the strategic plan, which takes into account, among other things, the opportunities and risks of the business. It reviews and approves the corporate financial goals, operating plans and actions of the Bank, including significant capital allocations, expenditures and transactions that exceed thresholds set by the board.

31   Royal Bank of Canada

SCHEDULE ‘C’: Statement of corporate governance practices

Identification of risks(14)

The board, through its Conduct Review and Risk Policy Committee, identifies the principal risks of the Bank’s businesses and seeks to ensure that those risks are effectively managed. Among other things, that Committee reviews risk management policies and processes, including policies and processes concerning credit risk, market risk, structural risk, fiduciary risk and operational risk as required by the Canada Deposit Insurance Corporation’s Standards. The Audit Committee reviews reports from the internal audit function and reviews the internal controls and risk management policies and processes related to management of capital and liquidity. Both the Conduct Review and Risk Policy Committee and the Audit Committee receive reports on regulatory compliance matters.

Succession planning(15)

The Human Resources Committee reviews succession planning for senior management, including the appointment, development and monitoring of senior management, and fosters depth in management by reviewing candidates for senior positions. The Committee reports to the board annually on organizational structure and succession planning matters. The Committee reviews overall compensation policies and makes recommendations to the board on compensation for senior officers of the Bank. The Chief Executive Officer has a written objective that makes succession planning a priority. The board approves the corporate objectives that the CEO is responsible for meeting and assesses the CEO against these objectives.(16)

Integrity of internal controls and management information systems(17)

The board’s Audit Committee requires management to implement and maintain appropriate systems of internal control, and meets with the Chief Internal Auditor and with management of the Bank to assess the adequacy and effectiveness of these systems of internal control. The Committee reviews the Bank’s control environment and the internal controls implemented to ensure compliance with the Canada Deposit Insurance Corporation’s Internal Control Standards. As required by SOX, the CEO and CFO provide certificates relating to the contents of the annual reports filed with the SEC and evaluate and report on the effectiveness of the Bank’s disclosure controls and procedures.

Corporate communications(18)

The board reviews and approves the contents of major disclosure documents, including the Annual Report, quarterly reports to shareholders, the annual information form, management’s discussion and analysis, and this Management Proxy Circular. Through its Corporate Governance and Public Policy Committee, the board reviews policies and programs related to the Bank’s image and ensures that appropriate processes are in place for communicating with clients, employees, shareholders, the investment community and the public. The Committee reviews the Bank’s communications policies that address how the Bank interacts with analysts and the public and contain measures to avoid selective disclosure. In this regard, the Bank maintains an investor relations group with the responsibility of maintaining communications with the investing public in accordance with our policies and procedures and legal disclosure requirements. Procedures are in place to provide timely information to current and potential investors and respond to their inquiries. It is our policy that every shareholder inquiry should receive a prompt response from an appropriate officer. Senior executives, including the President & Chief Executive Officer, Chief Financial Officer and Senior Vice-President, Investor Relations, meet regularly with financial analysts and institutional investors. The quarterly earnings conference calls with analysts and institutional investors are broadcast live and archived for a three-month period on the Investor Relations section of the Bank’s Web site and are accessible on a live and recorded basis via telephone to interested retail investors, the media and members of the public for a period of three months after each call. Presentations at investor conferences are promptly made available on the Internet or via telephone. Investor Relations staff are available to shareholders by telephone and fax, and significant disclosure documents are available on our Investor Relations Web site at rbc.com/investorrelations.

Corporate governance(19)

At the Bank, ensuring the effectiveness of the board is an ongoing process, at the centre of which is a strong, independent Corporate Governance and Public Policy Committee. The Committee advises and assists the board in applying governance principles and practices and tracks developments in corporate governance, adapting best practices to the needs and circumstances of the Bank.

     The Committee monitors and makes recommendations regarding the effectiveness of the system of corporate governance at the Bank, including the information requirements of the board, the frequency and content of meetings and the need for any special meetings, communication processes between the board and management, the charters of the board and its committees and policies governing size and composition of the board.

32   Royal Bank of Canada

SCHEDULE ‘C’: Statement of corporate governance practices

Nomination of directors by Corporate Governance and Public Policy Committee(20)

The board derives its strength from the background, diversity, qualities, skills and experience of its members. The Corporate Governance and Public Policy Committee identifies, evaluates and recommends nominees for the Board of Directors. The Committee determines what competencies, skills and personal qualities it should seek in new board members to add value to the Bank. Nominees are selected for qualities such as integrity, business judgment, independence, business or professional expertise, international experience, residency and familiarity with geographic regions relevant to the Bank’s strategic priorities. The Committee retains outside consultants to conduct searches for appropriate nominees. The Committee will also consider candidates recommended by shareholders. Any shareholder who wishes to recommend a specific candidate to be considered by the Committee may submit a recommendation by writing to the Chairman.

     Directors are elected by the shareholders at each Annual Meeting to serve for a term expiring on the date of the next Annual Meeting. Every year, the Corporate Governance and Public Policy Committee reviews the credentials and performance of nominees proposed for election to the board. In doing so, it considers their qualification under applicable laws, regulations and rules, as well as the needs of the Bank and the talents already represented on the board. Directors are not renominated at the Annual Meeting following their 69th birthday. Following a change in principal occupation, place of residence, or similar change in credentials, directors are expected to submit their resignations for consideration by the Committee. Directors are expected to attend board meetings and meetings of committees on which they serve, and a minimum attendance level of 75% is required.

Board evaluation(21)

Each year the directors conduct an evaluation of the performance and effectiveness of the board and its committees, and each board member evaluates his or her own performance. The resulting data is analyzed by an independent outside consultant and presented to the Corporate Governance and Public Policy Committee. In addition, director peer reviews are performed in the context of discussions between individual directors and the Chairman.

Director information, education and orientation(22)

The Bank has procedures designed to ensure that the board has timely access to the information it needs to carry out its duties. Directors are involved in setting the agenda for board and committee meetings. They receive a comprehensive package of information prior to each board and committee meeting, and attend an annual strategy planning session. As well, after each committee meeting, the full board receives a report on the committee’s work.

     The Bank prepares and updates a Director’s Guide for new and existing board members. New directors meet with members of the Group Management Committee, representing the Bank’s core businesses, to discuss the business functions and activities of the Bank. The goal is to ensure that new directors fully understand the role of the board and its committees and the contribution that individual directors are expected to make, including, in particular, the commitment of time and energy that the Bank expects of its directors.

     The Bank provides directors with an ongoing education program, with a focus on the corporate governance system, including roles, responsibilities and liabilities of directors. Presentations on different aspects of the Bank’s operations are regularly made to the board. Directors have full access to senior management and employees of the Bank.

Board size(23)

The Board of Directors has carefully considered issues relating to its size. The optimal size for the board represents a balance between two opposing needs: a business need for strong geographical, professional and industry sector representation and a need to be small enough to facilitate open and effective dialogue and decision making. In keeping with the board’s determination based on the recommendation of the Corporate Governance and Public Policy Committee, this year 17 nominees are proposed for election as directors at the Annual Meeting on February 27, 2004.

Board compensation(24)

The Corporate Governance and Public Policy Committee reviews the amount and the form of compensation of directors. In making recommendations to the board for appropriate adjustments, the Committee considers the time commitment, risks and responsibilities of directors, as well as comparative data derived from a survey of board compensation at other companies, which is conducted annually and analyzed by an independent outside consultant. In recommending the form of directors’ compensation, the

33   Royal Bank of Canada

SCHEDULE ‘C’: Statement of corporate governance practices

Committee seeks to align the interests of directors and shareholders. In this connection, as disclosed under “Section 3: Directors’ remuneration” on page 10 of this Circular, directors are expected to own Bank Common Shares or Director Deferred Stock Units with a value of at least $300,000. In addition, directors receive a dedicated annual retainer in the form of Bank Common Shares or Director Deferred Stock Units, which must be retained until retirement from the board. Directors must also retain until retirement a significant portion of Bank Common Shares acquired upon the exercise of options previously granted under the Director Stock Option Plan that was discontinued at the end of 2002. Directors who are officers of the Bank or its subsidiaries receive no remuneration as directors.

Audit Committee

Each member of the Audit Committee is independent and none receives, directly or indirectly, any compensation from the Bank other than for service as a member of the board and its committees.

     All members of the Audit Committee are financially literate. In considering criteria for determinations of financial literacy, the board looks at the ability to read and understand a balance sheet, an income statement and a cash flow statement of a financial institution.

     The board has determined that the Committee has one member, Mr. Pedro Reinhard, who qualifies as an “audit committee financial expert” as defined by SEC rules.

     Following the Annual Meeting on February 27, 2004, none of the members of the Audit Committee will serve on the audit committees of more than three public companies.

     The Committee assists the board in its oversight of the integrity of the Bank’s financial statements, the external auditors’ qualifications and independence, the performance of the Bank’s internal audit function and of the external auditors, the adequacy and effectiveness of internal controls and compliance with legal and regulatory matters.

     Subject to the powers of the shareholders under the Bank Act to appoint and revoke the appointment of the external auditors, the Audit Committee has the authority and responsibility to recommend the appointment and revocation of appointment of the external auditors and to fix their remuneration.

     The Audit Committee is directly responsible for the oversight of the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting. It has sole authority to approve all audit engagement fees and terms, as well as the provision of any legally permissible non-audit services provided by the external auditors. The Audit Committee is responsible for reviewing the independence and objectivity of the external auditors, including reviewing any relationships between the external auditors and the Bank that may affect their independence and objectivity.

     The Audit Committee is also charged with reviewing with the external auditors any audit problems or difficulties and management’s response. The Committee’s charter also includes the establishment of procedures for the receipt and treatment of complaints concerning accounting or auditing matters and procedures for the confidential submission by employees of concerns regarding accounting or auditing.

     Among other things, the Committee reviews:

•	the annual and quarterly financial statements, the annual information form, the annual and quarterly management’s discussion and analysis and earnings press releases;

•	investments and transactions that could adversely affect the well-being of the Bank, as identified by the external auditors or management;

•	prospectuses relating to the issuance of securities by the Bank; and

•	any significant issues reported to management by the internal audit function and management’s responses to any such reports.

The Audit Committee’s charter provides that the Committee will, at least quarterly, meet separately with the external auditors, the Chief Internal Auditor and management, to discuss and review specific issues as appropriate.(25)

     The Committee has oversight responsibility for management reporting on internal controls and requires that management implement and maintain appropriate internal control procedures. The Committee meets with the Chief Internal Auditor and with management to assess the adequacy and effectiveness of these systems of internal control. The Committee reviews the Bank’s control environment and internal controls implemented to ensure compliance with the Canada Deposit Insurance Corporation’s Internal Control Standards.

34   Royal Bank of Canada

SCHEDULE ‘C’: Statement of corporate governance practices

(1)	This disclosure is referential to the current TSX Guidelines, as set out in the Toronto Stock Exchange Company Manual. The Bank’s governance practices are also consistent with the revisions to the Guidelines proposed on November 28, 2002.

(2)	Refers to TSX Guideline 10.

(3)	Information contained in or otherwise accessible through Web sites mentioned in this Circular does not form a part of this Circular. All references in this Circular to Web sites are inactive textual references only.

(4)	Refers to TSX Guideline 1.

(5)	Refers to TSX Guidelines 2 and 3.

(6)	Refers to TSX Guideline 14.

(7)	Refers to TSX Guideline 12.

(8)	Refers to TSX Guideline 9.

(9)	Refers to TSX Guideline 13.

(10)	Refers to TSX Guideline 11.

(11)	Refers to TSX Guideline 11.

(12)	Refers to TSX Guideline 11.

(13)	Refers to TSX Guideline 1(a).

(14)	Refers to TSX Guideline 1(b).

(15)	Refers to TSX Guideline 1(c).

(16)	Refers to TSX Guideline 11.

(17)	Refers to TSX Guidelines 1(e) and 13.

(18)	Refers to TSX Guideline 1(d).

(19)	Refers to TSX Guideline 10.

(20)	Refers to TSX Guideline 4.

(21)	Refers to TSX Guideline 5.

(22)	Refers to TSX Guideline 6.

(23)	Refers to TSX Guideline 7.

(24)	Refers to TSX Guideline 8.

(25)	Refers to TSX Guideline 13.

35   Royal Bank of Canada

APPENDIX ‘1’: Director Independence Policy

A substantial majority of the Board of Directors of the Bank will be independent as determined by this policy. The Audit Committee, Corporate Governance and Public Policy Committee, and Human Resources Committee will be composed solely of independent directors. The Conduct Review and Risk Policy Committee will be composed of a majority of independent directors.

     A director will be considered independent only if the board has affirmatively determined that:

I.	the director is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Bank (other than interests and relationships arising solely from the director’s shareholdings in the Bank) (the definition provided in the Toronto Stock Exchange’s guidelines for improved corporate governance (the “TSX Guidelines”)); and

II.	the director has no material relationship with the Bank (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Bank) (the definition provided in the New York Stock Exchange’s corporate governance listing standards (the “NYSE Rules”)).

Therefore, a director who qualifies as independent under this policy, is both “unrelated” as determined by the TSX Guidelines and “independent” as determined by the NYSE Rules.

     In considering the nature and extent of the director’s relationships with the Bank, the board will be guided by criteria, as set out below, adapted from the “affiliated persons” regulations under the Bank Act and the independence definition in the NYSE Rules.

A director will be considered NOT to be independent if:

1.	The director or the director’s spouse is (or in any of the last 3 years was) an employee or executive officer of the Bank(1) or any affiliate of the Bank, or the director has an immediate family member,(2) other than the director’s spouse, who is (or in any of the last 3 years was) an executive officer(3) of the Bank or any affiliate of the Bank;

2.	The director receives (or in any of the last 3 years has received) direct compensation(4) from the Bank, or in the capacity of an executive officer, an immediate family member of the director receives (or in any of the last 3 years has received) direct compensation from the Bank in an annual amount exceeding C$150,000 (or US$100,000, whichever is less);

3.	The director or the director’s spouse has a significant interest(5) in a class of shares of the Bank;

4.	The director or the director’s spouse has a substantial investment(6) in an affiliate of the Bank;

5.	The director or the director’s spouse is a significant borrower,(7) an officer or employee of a significant borrower, or controls one or more entities(8) which together would constitute a “significant borrower” of the Bank;

6.	The director is (or in any of the last 3 years was) affiliated with or employed by, or any immediate family member of the director is (or in any of the last 3 years was), affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Bank;

7.	Any of the Bank’s present executive officers serves (or in any of the last 3 years served) on the compensation committee of a company that concurrently employed the director or that concurrently employed, as an executive officer, an immediate family member of the director;

8.	The director is an employee of (or has an immediate family member who is an executive officer of) a company, which in any of its last 3 fiscal years made payments to or received payments from the Bank for property or services in an amount that exceeds the greater of 2% of such company’s consolidated gross revenues and C$1.5 million (or US$1 million, whichever is less);

9.	The director or the director’s spouse is:

(a)	an individual;

(b)	a partner in or an employee of a partnership; or

(c)	an officer or an employee of, or a person who has a substantial investment in, a company;

that annually receives payments from the Bank for goods or services in an amount that exceeds 10% of the total annual billings of the person, partnership or company, as the case may be;

10.	The Bank has any credit exposure(9) to:

(a)	the director or the director’s spouse; or

(b)	an entity (i) controlled by the director, or the director’s spouse, (ii) in which the director or the director’s spouse has an investment equal to 15% or more of his or her net worth, (iii) for which the director or the director’s spouse is an employee, executive officer or has a similar position, or (iv) for which the director or the director’s spouse could reasonably be deemed to have a material influence on the management of such entity;

that the Bank’s Chief Risk Officer has not certified to:

(A)	be made in compliance with the Bank Act and its regulations;

(B)	have resulted from a transaction made on terms and conditions (including underwriting standards, where relevant) no more favourable than the Bank would offer to similarly situated customers that have no relationship to the Bank (i.e., market terms and conditions), and the Bank’s normal credit process was followed in connection with the transaction;

36   Royal Bank of Canada

APPENDIX ‘1’: Director Independence Policy

(C)	be in good standing, as defined by the Bank Act(10); and

(D)	be an arrangement that could be easily and promptly replaced by the borrower or counterparty by entering into a similar arrangement with another institution, on terms substantially similar to the current terms;(11)

11.	The Bank has any credit exposure to an entity of which a director of the Bank or his or her spouse is also a director, (a) which is not in good standing or (b) which has been granted as an exception to the Bank’s credit policy and has not been approved by the Board of Directors;

or

12.	The Bank beneficially owns(12) 5% or more of any class of equity securities of an entity (a) controlled by the director, (b) in which the director has an investment equal to 15% or more of the director’s net worth, (c) for which the director is an executive officer or has a similar position, or (d) for which the director could reasonably be deemed to have a material influence on the management of such entity.

Relationships that do not affect director independence

Subject to the foregoing, the following relationships are presumed not to affect a director’s independence, unless otherwise determined by the board in respect of a specific director relationship: (The fact that a particular relationship is not listed here does not lead to the presumption that the relationship does affect the independence of a director.)

•	Maintaining a brokerage, margin, banking or similar account with the Bank, so long as the director does not receive any benefit not customarily provided by the Bank to similar account holders who are not directors of the Bank.

•	Purchasing investment services, investment products, securities, insurance products or other products and services from the Bank on terms no more favourable to the director than those customarily offered to similar persons who are not directors of the Bank.

•	The existence of a credit exposure of the type described in Section 10 above for which the certification of the Bank’s Chief Risk Officer contemplated by such section has been received.

•	Owning equity or other securities of the Bank, provided that such ownership does not constitute a significant interest under this policy.

•	Receiving remuneration for service as a member of the Board of Directors or any committee thereof, including regular benefits received by other outside directors.

•	Receiving compensation for services rendered to the Bank as a consultant or in any capacity other than as a director, so long as such compensation does not exceed C$100,000 in any fiscal year.

•	Owning an interest in a partnership or fund which is sponsored or managed by the Bank, so long as the terms on which the director acquired the interest and participates in the fund are no more favourable to the director than the terms upon which persons who are not directors of the Bank acquired their interests and participate in the partnership or fund.

•	Any other relationship or transaction in which the amount involved does not exceed C$100,000.

•	The Bank’s, whether directly or indirectly, such as through a foundation, making payments or agreeing to make payments to a charitable or educational organization of which the director is an executive officer or director (or person holding a similar position), if such payments do not exceed the greater of 2% of the charity’s gross revenues and C$1.5 million (or US$1 million, whichever is less), in any of the past three fiscal years.

•	Providing goods or services to the Bank, or being an executive officer, partner or employee of or person who has a substantial investment in an entity that provides goods or services to the Bank, so long as the total annual billings to the Bank in respect of the goods and services provided does not exceed 0.5% of the gross revenue of the person or entity, as the case may be, in any of its three most recent fiscal years.

•	Having an immediate family member with any of the above relationships.

Additional considerations for Audit Committee members

All members of the Audit Committee must be affirmatively determined by the board to be independent with reference to the above considerations.

     In addition, a director will not serve on the Audit Committee if, within any of the last two years, the director received any consulting or advisory fees or other compensation from the Bank, including fees paid directly or indirectly, regardless of the amount.

Indirect acceptance of compensation includes payments to:

1.	a spouse, minor children or stepchildren or children or stepchildren sharing a home with the member, or

2.	an entity in which such member is a partner, member, officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position and which provides accounting, consulting, legal, investment banking or financial advisory services to the Bank.

37   Royal Bank of Canada

APPENDIX ‘1’: Director Independence Policy

(1)	“Bank” includes the Bank and its consolidated subsidiaries.

(2)	“Immediate family member” of a director means the director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone (other than domestic employees) who shares the director’s home.

(3)	“Executive officer” means a company’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the company. Executive officers of subsidiaries may be deemed executive officers of the company if they perform such policy making functions for the company.

(4)	“Compensation” does not include director or committee fees or pension or other forms of fixed, deferred compensation for prior service, provided such compensation is not in any way contingent on continued service.

(5)	A person has a significant interest in a class of shares of the Bank if the aggregate of shares of that class beneficially owned by that person and by entities controlled by that person exceeds 10% of outstanding shares of that class of shares of the Bank.

(6)	A person has a substantial investment in an entity if the person and any entities controlled by the person together beneficially own shares (i) to which are attached voting rights exceeding 10% of the voting rights attaching to outstanding voting shares of the entity, or (ii) which represent ownership of more than 25% of the shareholders’ equity of the entity.

(7)	A “significant borrower” is a natural person indebted to the Bank in an amount exceeding 1/50th of 1% of the Bank’s regulatory capital (currently approximately $4,275,000), or an entity which has indebtedness to the Bank in an amount which exceeds the greater of 1/20th of 1% of the Bank’s regulatory capital (currently approximately $10,687,000) and 25% of the value of the entity’s assets.

(8)	An “entity” means a corporation, limited liability company, partnership, trust, fund or any other type of entity.

(9)	“Credit exposure” includes loans, committed credit facilities, investment in securities including commercial paper, acceptances, other debt securities, margin loans, mortgages, preferred stock and exposure through derivative instruments.

(10)	“Not in good standing,” in respect of a loan, means a loan in respect of which (a) any payment of principal or interest is 90 days or more overdue, (b) interest is not being accrued on the books of the Bank because it is doubtful whether the principal or interest will be paid or recovered, or (c) the rate of interest is reduced by the Bank because the borrower is financially weak.

(11)	The certification will provide that in the event of a material change to the facts certified, the Bank’s Corporate Governance and Public Policy Committee will be promptly advised.

(12)	A “beneficial owner” of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares (i) voting power, which includes the power to vote, or to direct the voting of such security, and/or (ii) investment power, which includes the power to dispose, or to direct the disposition of such security.

38   Royal Bank of Canada

SCHEDULE ‘D’: Shareholder proposals

The following four shareholder proposals have been submitted for consideration at the Annual Meeting of Common Shareholders.

The Association for the Protection of Quebec Savers and Investors Inc. (APEIQ) of 425 de Maisonneuve Blvd. West, Suite 1002, Montreal, Quebec H3A 3G5 has submitted three proposals. The proposals and APEIQ’s supporting comments (translated from French to English) are set out in italics below.

Proposal No. 1: Prohibit CEO from serving on boards of other listed companies

It is proposed that the corporation adopt a by-law prohibiting the Chief Executive Officer (CEO) from serving on the board of directors of any other listed corporation that is unrelated to it.

     The position of CEO is the most important position in a business corporation. It is therefore normal for the incumbent to devote virtually all his/her time, energy and skills to the advancement of the business he/she runs. Moreover, the significant compensation associated with this position should induce the CEO to limit his/her commitments to third parties. The alleged business relations advantages which are often used to justify a CEO’s membership of the boards of other corporations will not be jeopardized, as such relations can be developed and are in fact already developed in several other ways. We would like the CEO to avoid the risk that his/her management will be unduly influenced by factors external to the business by devoting himself/herself exclusively to the business whose direction he/she is charged with and by refraining from accepting directorships of unrelated listed corporations.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors has implemented a process to ensure that employees of the Bank will undertake external directorships only in appropriate circumstances. The Bank’s Conflicts of Interest, Outside Activities & External Directorships Policy provides that the Chief Executive Officer (CEO) must obtain approval for outside directorships from the board’s Conduct Review and Risk Policy Committee. This Policy requires that directorships will be limited to ensure that time commitments are manageable. It is in the interest of the Bank and its shareholders for the Board of Directors to have the flexibility to approve directorships in appropriate situations. Service on other boards of directors can provide the CEO with governance insights and business perspectives that can be applied valuably to the Bank’s own circumstances.

Proposal No. 2: Disclosure with respect to executive pension plans

It is proposed that the corporation disclose the total value of the pensions granted to each of the principal executive officers and the associated annual costs and report any actuarial deficits associated with executive pension plans.

     Pension plans are one aspect of the executive compensation package that is growing in importance. Excessive increases in this area as in the area of stock options have been observed in recent years. As pension plans constitute major long-term commitments of a corporation, it is not enough to mention the annual value of the pension and other benefits that will be granted to executive officers at retirement. Shareholders must be able to assess the total value of the pension benefits granted to each executive officer and the cost to the business of such benefits. This information is extremely relevant since it allows the benefits granted to the principal executive officers when they retire to be considered in light of their past compensation, their length of service and their contribution to the success of the corporation. Investors will thus be able to assess the competence of the compensation committee and of the full board in this regard.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Bank’s disclosure fully complies with disclosure requirements for pension provisions, and has been significantly enhanced this year. For many years the Bank has disclosed formulas and years of service to define the pension accrual (see pages 20 – 22). As indicated on page 22 of this Circular, the Bank has now taken the step of providing an estimate, based on current compensation, of the pensions payable at age 65 to the Named Executive Officers (including the Chief Executive Officer). These disclosures allow investors to assess the potential retirement income of these executives. The Bank does not calculate and disclose pension costs for specific individuals on either an actuarial funding basis or an accounting expense basis. Such calculations would not improve the disclosure because they are subject to wide year-to-year variations caused by changes in discount rates.

39   Royal Bank of Canada

SCHEDULE ‘D’: Shareholder proposals

Proposal No. 3: Disclosure by executives 10 days prior to transactions in Bank securities

It is proposed that the corporation adopt a by-law to force its executive officers and any other person who is an insider to give 10 calendar days prior public notice of any transaction in the securities of the corporation, including the exercise of stock options.

     Executive officers and directors of a corporation have privileged information on its financial position and short-term and medium-term prospects. Transactions in the corporation’s securities are likely to influence the market price of the securities, as investors are aware that insiders have first-hand information that is not widely known. For many years, stock trading regulations have required such transactions to be reported within a certain time following their execution, but this requirement is clearly inadequate. By the time such transactions are reported to the competent authorities and made public they have already had their effect on the market price of the security. Therefore, in fairness, shareholders and other investors should be informed sufficiently in advance of the transaction to be able to assess its implications and possible consequences. Moreover, it should be noted that the practice of prior disclosure of transactions is one of the recommendations of the U.S. Conference Board in its Blue Ribbon Task Force Report on Public Trust and Private Enterprise.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

It is legal and acceptable for Bank executives to trade in Bank securities, but not if they are in possession of undisclosed material information, which is referred to as inside information. The Bank takes prohibitions on illegal insider trading very seriously and has implemented safeguards that are more rigorous than those suggested in the proposal. Bank employees who are insiders are permitted to exercise options or buy or sell stock only during narrowly defined “open window” periods, which commence several days following publication of annual and quarterly financial information. Even within an open window period, individuals are prohibited from trading if they have knowledge of inside information, and senior executives must receive specific preclearance from compliance personnel before proceeding with a transaction. In addition, for 12 months following any exercise of options, members of the Bank’s Group Management Committee must hold Bank securities representing the net after tax value of the realizable gain on the exercise. Also, if the Bank adopted this proposal and an executive announced an intention to sell shares, and then came into possession of inside information during the 10-day notice period, it would be illegal to complete the sale, but announcing that it would not take place would cause speculation detrimental to the Bank and the marketplace.

André Lizotte of 1 5220 50 A Avenue, Sylvan Lake, Alberta T4S 1E5 has submitted one proposal. The proposal and Mr. Lizotte’s supporting comments (translated from French to English) are set out in italics below.

Proposal No. 4: Written response on request to questions raised and responded to at the annual meeting

Where a shareholder raises a question at the annual meeting of shareholders and a response is given right there and then, by either a member of the board of directors or an officer of the Bank or one of its subsidiaries, and where the shareholder subsequently sends a written request to the board member or officer concerned asking for this response to be put in writing, it is proposed that the same board member or officer be required to respond himself or herself in writing to the request and that his or her written response faithfully reflect what he or she said at the meeting, in the same simple, easily comprehensible language.

Shareholder’s explanation:

Shareholders, as the real owners of the Bank, are entitled to expect that they will be able, on written request, to have the responses received from their representatives on the board of directors and the officers of the Bank to the questions asked by them at the annual meeting of shareholders previously held confirmed to them in writing by those same individuals.

     If necessary, I will recount the deplorable experience that I had in this regard following the annual meeting held on February 28, 2003.

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

It is the policy of the Bank that every shareholder inquiry should receive a prompt response from an appropriate officer. Oral responses given at an Annual Meeting by directors and officers are in the context of a frank and open discussion and are necessarily summary in nature. When the same question is addressed to the Bank in writing, a Bank officer who works day to day with operational issues or who is aware first hand of the circumstances and legal context of the question may be in the best position to provide a comprehensive written response.

40   Royal Bank of Canada

SCHEDULE ‘D’: Shareholder proposals

     At last year’s Annual Meeting, Mr. Lizotte raised a question with the Chief Executive Officer. He later asked the same question in writing. He received a letter from the Bank’s Executive Vice-President and General Counsel, confirming and elaborating on the response given at the Annual Meeting.

Mr. J. Robert Verdun of 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2 submitted three shareholder proposals. Mr. Verdun agreed to withdraw these in light of the following confirmation of the Bank’s practices, commitments and policies:

The Bank discloses the identity of any affiliated or related director and the general nature of such director’s affiliation: On pages 25 and 26 of the Management Proxy Circular issued with respect to last year’s annual meeting, and on page 30 of this Circular, the Bank has disclosed the names of directors who are related and affiliated to the Bank and the general nature of relevant relationships. The Bank undertakes not to change, without prior notice to shareholders, its policy of disclosing the identity of related or affiliated directors and the general nature of their affiliation.

The Bank affirms its commitment to industry-leading standards of governance:

For many years our Board of Directors has proactively adopted leading governance practices. In a rapidly changing environment, corporate governance must be subject to constant review and improvement. The Bank will continue to adapt its governance system with a view to creating structures and implementing processes to enable the board to carry out its responsibilities effectively. With respect to the separation of the roles of Chairman and CEO, the Bank undertakes not to make a substantive change on a permanent basis without prior notice to the shareholders.

The Bank affirms its policy to adhere to high standards in its advertising and sales promotions:

The Bank seeks to promote customer trust through honesty and integrity in all we do. The Bank’s business goal is to build client relationships, and by doing so, to benefit our shareholders, our employees and the communities where we do business. Consistent with this goal, the Bank seeks to maintain high standards in its advertising and sales promotions within the context of its constantly changing competitive environment.

APEIQ also withdrew one proposal when the Bank agreed to provide in the Management Proxy Circular, as part of the disclosure relating to nominees for the Board of Directors, a five-year history of past directorships of public companies.

41   Royal Bank of Canada

#81110 (12/03)